Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Consolidated Financial Statements for the periods ended
March 31, 2015 and 2014 and December 31, 2014

Ch$	=	Figures expressed in Chilean pesos.
MCh$	=	Figures expressed in millions of Chilean pesos.
US$	=	Figures expressed in US dollars.
ThUS$	=	Figures expressed in thousands of US dollars.
MUS$	=	Figures expressed in millions of US dollars.
COP$	=	Figures expressed in Colombian pesos.
MCOP$	=	Figures expressed in millions of Colombian pesos.
UF	=	Figures expressed in Unidades de Fomento (a Chilean inflation-
indexed, peso- denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of March 31, 2015 and December 31, 2014
(Figures in millions of Chilean pesos - MCh$)

	Note	03.31.2015	12.31.2014
ASSETS		MCh$	MCh$

Cash and due from banks	5	869,925	1,169,178
Transactions in the course of collection	5	419,550	212,842
Trading securities	6	543,155	685,898
Receivables from repurchase agreements and securities borrowing	7	103,492	78,079
Derivative instruments		876,133	766,799
Loans and advances to banks	8	466,511	814,209
Loans to customers	9	14,084,760	13,891,904
Financial assets available for sale	10	1,214,300	1,156,896
Financial assets held to maturity	10	203,357	190,677
Investments in other companies	11	15,364	15,842
Intangible assets	12	716,449	757,777
Property, plant and equipment	13	90,304	92,642
Current tax assets		2,700	1,608
Deferred tax assets		115,264	113,501
Other assets	14	329,518	411,974
TOTAL ASSETS		20,050,782	20,359,826

LIABILITIES
Current accounts and other demand deposits	15	3,863,103	3,954,948
Transactions in the course of payment	5	350,929	145,771
Payables from repurchase agreements and securities lending	7	429,097	661,663
Savings accounts and time deposits	15	8,142,065	8,076,966
Derivative instruments		661,858	607,683
Borrowings from financial institutions	16	1,354,153	1,431,923
Debt issued	17	3,012,483	3,079,050
Other financial obligations	17	14,479	15,422
Current tax liabilities		-	-
Deferred tax liabilities		176,654	180,934
Provisions		113,598	227,010
Other liabilities	18	209,600	210,716
TOTAL LIABILITIES		18,328,019	18,592,086

EQUITY
Attributable to owners of the Bank:
Capital	20	781,559	781,559
Reserves	20	515,618	515,618
Valuation accounts	20	(149,718)	(93,610)
Retained earnings:		259,704	239,860
Retained earnings from prior periods	20	239,860	126,730
Profit for the period	20	39,689	226,260
Less: Provision for minimum dividends		(19,845)	(113,130)
		1,407,163	1,443,427
Non-controlling interest	20	315,600	324,313
TOTAL EQUITY		1,722,763	1,767,740
TOTAL LIABILITIES AND EQUITY		20,050,782	20,359,826

The attached notes 1-31 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD
For the periods ended March 31, 2015 and 2014
(Figures in millions of Chilean pesos - MCh$)

	Note	03.31.2015	03.31.2014
		MCh$	MCh$
Interest and indexation income	21	268,976	311,800
Interest and indexation expenses	21	(143,774)	(161,566)
Net interest and indexation income		125,202	150,234

Fee and commission income	22	47,786	42,526
Fee and commission expenses	22	(11,207)	(10,256)
Net fee and commission income		36,579	32,270

Net financial operating income	23	67,528	47,997
Net foreign exchange transactions	24	(17,793)	(13,417)
Other operating income		15,807	8,428
Total operating income		227,323	225,512

Credit risk provisions	25	(38,970)	(30,435)
OPERATING INCOME, NET OF CREDIT RISK
PROVISIONS		188,353	195,077

Personnel expenses	26	(50,202)	(52,375)
Administrative expenses	27	(51,561)	(46,677)
Depreciation and amortization	28	(10,806)	(12,346)
Impairment	28	(11)	-
Other operating expenses		(7,248)	(7,436)
TOTAL OPERATING EXPENSES		(119,828)	(118,834)

NET OPERATING INCOME		68,525	76,243
Income attributable to investments in other companies	11	907	523

Profit before taxes		69,432	76,766
Income taxes		(22,239)	(29,608)

PROFIT FOR THE PERIOD		47,193	47,158

Attributable to:
Owners of the Bank		39,689	40,149
Non-controlling interest	20	7,504	7,009

Earnings per share attributable to owners of the Bank: (expressed in Chilean pesos)
Basic earnings per share	20	0.117	0.118
Diluted earnings per share	20	0.117	0.118

The attached notes 1-31 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME FOR THE PERIOD
For the periods ended March 31, 2015 and 2014
(Figures in millions of Chilean pesos - MCh$)

	Note	03.31.2015	03.31.2014
		MCh$	MCh$

PROFIT FOR THE PERIOD		47,193	47,158

OTHER COMPREHENSIVE INCOME (LOSS) THAT WILL BE
RECLASSIFIED TO PROFIT IN SUBSEQUENT PERIODS

Financial assets available for sale		(1,795)	2,797
Gain (loss) from currency translation of Colombian investment and New York branch		(42,363)	23,815
Loss from hedge of net investment in foreign operation		(937)	(1,455)
Loss from cash flow hedge		(14,829)	(2,689)
Other comprehensive income (loss) before taxes		(59,924)	22,468
Income taxes related to other comprehensive income (loss)		3,423	906
Total other comprehensive income (loss) that will be reclassified to profit in subsequent periods		(56,501)	23,374

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED
TO PROFIT IN SUBSEQUENT PERIODS		-	-

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)		(56,501)	23,374

COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		(9,308)	70,532

Attributable to:
Owners of the Bank		(16,419)	62,605
Non-controlling interest	20	7,111	7,927

The attached notes 1-31 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the periods ended March 31, 2015 and 2014 and December 31, 2014
(Figures in millions of Chilean pesos—MCh$—except for the number of shares

				Valuation Accounts						Retained Earnings
	Number of Shares	Capital	Reserves	Financial Assets Available for Sale	Hedge of Net Investment in Foreign Operation	Cash Flow Hedge	Income Taxes Related to Other Comprehensive Income (Loss)	Translation Adjustment	Subtotal Valuation Accounts	Retained Earnings from Prior Periods	Profit for the Period	Provision for Minimum Dividends	Total Attributable to Owners of the Bank	Non- Controlling Interest	Total Equity
	In millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of January 1, 2014	340,358	781,559	515,618	(3,546)	(2,384)	(5,187)	1,952	(14,257)	(23,422)	60,040	155,093	(77,547)	1,411,341	305,698	1,717,039
Increase or decrease in capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	115	115
Profit distribution	-	-	-	-	-	-	-	-	-	66,690	(155,093)	77,547	(10,856)	-	(10,856)
Provision for minimum dividends	-	-	-	-	-	-	-	-	-	-	-	(20,075)	(20,075)	-	(20,075)
Comprehensive income (loss) for the period	-	-	-	1,409	(1,455)	(2,692)	1,379	23,815	22,456	-	40,149	-	62,605	7,927	70,532
Movements generated by non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	9,417	9,417
Equity as of March 31, 2014	340,358	781,559	515,618	(2,137)	(3,839)	(7,879)	3,331	9,558	(966)	126,730	40,149	(20,075)	1,443,015	323,157	1,766,172

Equity as of January 1, 2014	340,358	781,559	515,618	(3,546)	(2,384)	(5,187)	1,952	(14,257)	(23,422)	60,040	155,093	(77,547)	1,411,341	305,698	1,717,039
Increase or decrease in capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	1,045	1,045
Profit distribution	-	-	-	-	-	-	-	-	-	66,690	(155,093)	77,547	(10,856)	-	(10,856)
Provision for minimum dividends	-	-	-	-	-	-	-	-	-	-	-	(113,130)	(113,130)	-	(113,130)
Comprehensive income (loss) for the period	-	-	-	(8,059)	(4,751)	6,145	4,270	(67,793)	(70,188)	-	226,260	-	156,072	40,960	197,032
Movements generated by non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(23,390)	(23,390)
Equity as of December 31, 2014	340,358	781,559	515,618	(11,605)	(7,135)	958	6,222	(82,050)	(93,610)	126,730	226,260	(113,130)	1,443,427	324,313	1,767,740

Equity as of January 1, 2015	340,358	781,559	515,618	(11,605)	(7,135)	958	6,222	(82,050)	(93,610)	126,730	226,260	(113,130)	1,443,427	324,313	1,767,740
Increase or decrease in capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit distribution	-	-	-	-	-	-	-	-	-	113,130	(226,260)	113,130	-	-	-
Provision for minimum dividends	-	-	-	-	-	-	-	-	-	-	-	(19,845)	(19,845)	-	(19,845)
Comprehensive income (loss) for the period	-	-	-	(992)	(937)	(15,014)	3,198	(42,363)	(56,108)	-	39,689	-	(16,419)	7,111	(9,308)
Movements generated by non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(15,824)	(15,824)
Equity as of March 31, 2015	340,358	781,559	515,618	(12,597)	(8,072)	(14,056)	9,420	(124,413)	(149,718)	239,860	39,689	(19,845)	1,407,163	315,600	1,722,763

The attached notes 1-31 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended March 31, 2015 and 2014
(Figures in millions of Chilean pesos - MCh$)

	Note	31-03-2015	31-03-2014
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:

Profit for the period before taxes		69,432	76,766
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	28	10,806	12,346
Credit risk provisions	25	43,652	34,533
Provisions and write-offs for assets received in lieu of payment		226	241
Provisions for contingencies		1,603	3,178
Adjustment to market value of investments and derivatives		(49,024)	34,001
Net interest and indexation income	21	(125,202)	(150,234)
Net fee and commission income	22	(36,579)	(32,270)
Net foreign exchange transactions	24	17,793	13,417
Changes in deferred tax assets and liabilities		(6,043)	4,259
Changes in foreign exchange rates of assets and liabilities		77,530	65,875
Other (credits) charges that do not represent cash flows		(16,154)	(9,845)
Subtotal		(11,960)	52,267

Loans to customers and banks		148,356	(480,724)
Receivables from repurchase agreements and securities borrowing		2,552	(10,839)
Trading securities		93,032	(284,604)
Financial assets available for sale		(134,429)	68,852
Financial assets held to maturity		(57,086)	(21,232)
Other assets and liabilities		81,562	(85,685)
Savings accounts and time deposits		73,763	333,053
Current accounts and other demand deposits		(91,831)	386,532
Payables from repurchase agreements and securities lending		(232,566)	162,420
Dividends received from investments in other companies		907	523
Foreign borrowings obtained		627,614	942,799
Repayment of foreign borrowings		(703,055)	(849,626)
Interest paid		(126,703)	(161,918)
Interest earned		278,410	269,782
Income taxes		(22,239)	(29,608)
Repayment of other borrowings		(923)	(280)
Net cash flows provided by (used in) operating activities		(74,596)	291,712

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible assets		(11,825)	(6,113)
Sale of property, plant and equipment		558	1,206
Proceeds from sale of assets received in lieu of payment		993	549
Net cash flows used in investing activities		(10,274)	(4,358)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt issued		48,766	178,640
Redemption of debt issued		(158,844)	(95,366)
Dividends paid	20	(113,130)	(88,403)
Net cash flows used in financing activities		(223,208)	(5,129)

Effect of changes in exchange rates		(222)	12,188

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS		(308,300)	294,413

Cash and cash equivalents at beginning of period		1,430,586	1,327,476
Cash and cash equivalents at end of period	5	1,122,286	1,621,889
Net increase (decrease) in cash and cash equivalents		(308,300)	294,413

The attached notes 1-31 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 1 - GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information – CorpBanca and its Subsidiaries

CorpBanca is incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF). The Bank’s objective is to execute and enter into all acts, contracts, transactions or businesses permitted by the General Banking Law, notwithstanding its ability to broaden or restrict its sphere of action, without modifying its bylaws, based on legal provisions issued in the future. This basis ranges from individuals to large corporations.

Since 2004, CorpBanca has been regulated by the United States Securities and Exchange Commission ("SEC") because it is listed on the New York Stock Exchange ("NYSE") through an American Depository Receipt ("ADR") program.
Its legal domicile is Huérfanos 1072, Santiago, Chile and its website is www.corpbanca.cl.

i) History

CorpBanca is the oldest private bank currently operating in Chile. It was founded as Banco de Concepción in 1871 by a group of residents of the city of Concepción led by Aníbal Pinto, who would later become President of Chile. In 1971, control of the Bank was transferred to the Chilean Development Corporation (Corporación de Fomento de la Producción or CORFO). That same year, it acquired Banco Francés and Banco Italiano in Chile, which enabled it to expand to Santiago. Between 1972 and 1975, the Bank acquired Banco de Chillán and Banco de Valdivia. In November 1975, CORFO sold its shares of the Bank to private investors, who took control of the Bank in 1976. In 1980, its name changed to Banco Concepción.

In 1983, Banco Concepción came under the control of the Chilean Superintendency of Banks, until 1986 when it was acquired by the National Mining Society (Sociedad Nacional de Minería or SONAMI). At this point, the Bank took a special interest in financing small and medium-sized mining interests, increasing its capital and selling part of its high-risk portfolio to the Chilean Central Bank.

In 1996, a group of investors led by Álvaro Saieh Bendeck acquired a majority interest in Banco Concepción. Following this change of ownership, the new controller took significant measures to improve risk management, enhance operating efficiency and expand operations. These measures included strict provisioning, cost reductions, technological enhancements and increases in productivity. As part of these efforts, the Bank changed its name to “CorpBanca” and assembled a team of directors and executives with broad experience in the Chilean financial services industry.

Since 1998, the Bank has considerably expanded its operations both through organic growth and by acquiring the consumer loan divisions of Corfinsa de Banco Sud Americano (presently Scotiabank

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Chile) and Financiera Condell. In 2009, the Bank began a process of international expansion by opening a branch in New York. After that, it inaugurated a representation office in Madrid in 2011 and acquired Banco Santander Colombia, now called Banco CorpBanca Colombia, during the first half of 2012. In early August 2013, CorpBanca also acquired the operations of Helm Bank in Colombia, Panama and the Cayman Islands.

As part of this transaction, and in line with its growth and international expansion strategies, CorpBanca Colombia signed an agreement to acquire up to 100% of the shares of Helm Bank S.A. and all of its controlled subsidiaries. To date, it has acquired 99.78% of the total shares and controls that bank and its subsidiaries. This transaction also involved the direct acquisition by CorpBanca (Chile) of an 80% interest in Helm Corredor de Seguros S.A., which operates in Colombia and Panama. On June 1, 2014, Banco CorpBanca Colombia and Helm Bank merged to operate as one bank.

ii) CorpBanca Today

CorpBanca—controlled by the Saieh Group with a 49.8752% ownership interest—is a commercial bank headquartered in Chile that also has operations in Colombia and Panama. It also has a branch in New York and a representation office in Madrid. As of March 31, 2015, it has total consolidated assets of MCh$ 20,050,782 (MUS$ 32,135) and capital of MCh$ 1,722,763 (MUS$ 2,761). It offers universal banking products targeted towards both retail customers and large and medium-sized companies. The banking business is complemented by subsidiaries engaged in securities and insurance brokerage, trust services, asset management and financial advisory services. Its outstanding performance over the last 15 years has made it today Chile’s fourth largest private bank (as of February 2015 it had market share in Chile of 7.53%). For the twelve-month period ended March 31, 2015, the Bank reported return on average equity (RoAE) of 15.6%—affected by an increase of over US$1,300 million in its capital base in the period from June 2012 to January 2013—and a Basel Index of 11.83%. This solvency enabled it to acquire Banco Santander Colombia (currently Banco CorpBanca Colombia) in mid-2012 in a transaction that also involved the Santo Domingo Group, one of the most important economic groups in the Americas.

In early August 2013, CorpBanca also acquired the operations of Helm Bank in Colombia, Panama and the Cayman Islands. As part of its regional expansion process, on January 29, 2014, CorpBanca and CorpGroup signed an agreement with Itaú-Unibanco and Itaú Chile in which the banks agreed to merge operations in Chile and Colombia. The merger of CorpBanca-Itaú Chile is subject to regulatory approval in Chile, Brazil, Colombia, Panama and the United States. The merged bank will be the fourth largest private bank in Chile with US$46 billion in consolidated assets, US$35 billion in loans and US$28.8 billion in deposits. With this greater scale, the new bank will be able to take advantage of diverse cross-selling opportunities and access funds at a lower cost. The new bank's capital will be fortified with a capital increase of US$652 million that Itaú Unibanco will inject into Itaú Chile before the merger.

Banco CorpBanca Colombia S.A.’s strategy focuses on: (i) selective growth; (ii) low risk and high provision coverage and (iii) ample liquidity and adequate capitalization. As of March 2015, its consolidated assets totaled MCh$ 7,457,536 (MUS$ 11,952) and its consolidated loan portfolio

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

totaled MCh$ 5,196,669 (MUS$ 8,863) with 69% commercial loans and 31% consumer loans. As of March 2015, Banco CorpBanca Colombia posted annualized return on equity of 11.0%—affected by an increase of US$1.0 billion in its capital base in August 2013 as compared to historical levels— and a Basel Index of 12.92% as of March 2015.

iii) CorpBanca and Subsidiaries

CorpBanca and its subsidiaries (collectively referred to hereinafter as the “Bank” or “CorpBanca”) offer commercial and consumer banking services as well as other services, including factoring, collections, leasing, insurance and securities brokerage, mutual funds and asset management and related transactions in Chile and Colombia.

CorpBanca must prepare consolidated financial statements that include its subsidiaries and its foreign branch, as well as investments in banking support subsidiaries, among others. The domestic and foreign markets where the Bank does business are described in subsequent sections.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a)       Accounting Periods Covered

These consolidated financial statements cover the periods ended March 31, 2015 and 2014 and December 31, 2014.

b)       Basis of Preparation of the Consolidated Financial Statements

These consolidated financial statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF. The SBIF is the regulator that, in accordance with Article No. 15 of the General Banking Law, establishes that banks must use the accounting principles mandated by it and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to international accounting standards and international financial reporting standards (IFRS) as agreed upon by the International Accounting Standards Board (IASB). Should any discrepancies arise between these accounting principles and the accounting criteria issued by the SBIF, the latter shall take precedence.

The notes to the consolidated financial statements contain information in addition to that presented in the Consolidated Statements of Financial Position, the Consolidated Statements of Income for the Period, the Consolidated Statements of Other Comprehensive Income for the Period, the Consolidated Statements of Changes in Equity and the Consolidated Statements of Cash Flows. These notes provide clear, relevant, reliable and comparable narrative descriptions and details on these statements.

In accordance with Chapter C-2 Interim Statements of Financial Position of the SBIF Compendium of Accounting Standards, the notes contained in these financial statements have been prepared in accordance with International Accounting Standard No. 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

IAS 34 establishes that interim financial reporting is prepared mainly with the intent to update the contents of the most recent annual consolidated financial statements, placing emphasis on the new activities, events and circumstances that have occurred during the three-month period following the most recent period-end and not duplicating the information published previously in the most recent consolidated financial statements.

As a result, these financial statements do not include all of the information required in the complete consolidated financial statements prepared in accordance with international accounting and financial reporting standards issued by the IASB. Therefore, for a proper understanding of the information included in these financial statements, they should be read together with the annual consolidated financial statements of CorpBanca and subsidiaries for the immediately preceding period.

c)       Consolidation Criteria

These consolidated financial statements include the preparation of the separate (individual) financial statements of the Bank and the diverse companies (New York Branch and controlled entities and

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

subsidiaries) that are consolidated as of March 31, 2015 and 2014, and December 31, 2014, and include any adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank in accordance with the standards stipulated by the SBIF Compendium of Accounting Standards.

Intercompany balances and any unrealized income or expenses that arise from group intercompany transactions are eliminated in preparing the consolidated financial statements.

The same accounting policies, presentation and calculation methods applied in preparing the Group's financial statements for the year ended December 31, 2014, were used in these consolidated interim financial statements, except for any possible amendments to the standards in letter i) below.

For consolidation purposes, the financial statements of the New York companies have been converted to Chilean pesos at the exchange rate of Ch$623.96 per US$1 as of March 31, 2015 (Ch$550.62 per US$1 as of March 31, 2014, and Ch$605.46 per US$1 as of December 31, 2014). The Colombian subsidiaries have used the exchange rate of Ch$0.2405 per COP$1 as of March 31, 2015, (Ch$0.2798 per COP$1 as of March 31, 2014 and Ch$0.2532 per COP$1 as of December 31, 2014) in accordance with International Accounting Standard 21, regarding the valuation of foreign investments in economically stable countries.

The assets, liabilities, operating income and expenses of subsidiaries net of consolidation adjustments represent 38.54%, 40.44%, 60.11% and 59.43% respectively, of the total assets, liabilities, income and expenses of consolidated operations as of March 31, 2015 (38.28%, 40.18%, 58.00% and 53.35% in December 2014 and 38.13%, 40.16%, 51.84% and 48.55% in March 2014). Unrealized income and expenses from transactions with equity method investments are eliminated from the investment based on the entity's equity interest (as of March 31, 2015 and 2014 and December 31, 2014, the Bank did not record any such transactions).

d)	Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), CorpBanca will determine whether it is a controller by assessing its control over the investee.

The Bank controls an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Therefore, the Company controls an investee if and only if it has all of the following elements:

a)	Power over the investee, i.e. existing rights that give it the ability to direct the relevant activities of the investee (the activities that significantly affect the investee’s returns);

b)	Exposure, or rights, to variable returns from its involvement with the investee;

c)        The ability to use its power over the investee to affect the amount of the investor’s returns.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

When the Bank has less than the majority of voting rights in an investee, but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee's relevant activities, the Bank is determined to have control. The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

•    the size of the Bank's holding of voting rights relative to the size and dispersion of holdings of other vote holders;

•    potential voting rights held by the investor, other vote holders or other parties;

•    rights from other contractual agreements;

•    any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

The Bank reevaluates whether or not it has control in an investee if the facts and circumstances indicate that there have been changes in one or more of the elements of control listed above.

The financial statements of controlled companies are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions between consolidated companies have been eliminated upon consolidation. The consolidated financial statements include all assets, liabilities, equity, income, expenses, and cash flows from the controller and its subsidiaries presented as if they were one sole economic entity. A controller prepares consolidated financial statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

It also presents non-controlling interests in the Consolidated Statement of Financial Position, within equity, separately from the equity of the owners of the parent company. Changes in a parent's ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

An entity shall attribute profit for the period and each component of other comprehensive income to the owners of the parent company and the non-controlling interests.

The entity shall also attribute total comprehensive income to the owners of the parent company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

The following table details the entities over which CorpBanca has the ability to exercise control and, therefore, the entities that it consolidates:

	Country		Ownership Percentage
			As of December 31, 2014			As of December 31, 2013			As of September 30, 2013
		Currency Functional	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %
CorpBanca Corredores de Bolsa S.A.	Chile	Ch$	99.990	0.010	100.00	99.990	0.010	100.00	99.990	0.010	100.00
CorpBanca Administradora General de Fondos S.A.	Chile	Ch$	99.996	0.004	100.00	99.996	0.004	100.00	99.996	0.004	100.00
CorpBanca Asesorías Financieras S.A. 2	Chile	Ch$	99.990	0.010	100.00	99.990	0.010	100.00	99.990	0.010	100.00
CorpBanca Corredores de Seguros S.A.	Chile	Ch$	99.990	0.010	100.00	99.990	0.010	100.00	99.990	0.010	100.00
CorpLegal S.A. 2	Chile	Ch$	99.990	0.010	100.00	99.990	0.010	100.00	99.990	0.010	100.00
CorpBanca Agencia de Valores S.A. (absorbed)	Chile	Ch$	-	-	-	99.990	0.010	100.00	99.990	0.010	100.00
SMU CORP S.A. 2	Chile	Ch$	51.000	-	51.00	51.000	-	51.00	51.000	-	51.00
CorpBanca New York Branch 2	U.S.	US$	100.000	-	100.00	100.000	-	100.00	100.000		-100.00
CorpBanca Securities INC-NY 2	U.S.	US$	100.000	-	100.00	100.000	-	100.00	100.000		-100.00
Banco CorpBanca Colombia S.A. 3	Colombia	COP$	66.279	-	66.28	66.388	-	66.39	66.388	-	66.39
Helm Bank Colombia S.A. 3(**)	Colombia	COP$	-	-	-	-	66.243	66.24	-	-	-
Helm Corredores de Seguros 3	Colombia	COP$	80.000	-	80.00	80.000	-	80.00	80.000		80.00
Helm Comisionista de Bolsa S.A (Formerly CIVAL)(*). 3	Colombia	COP$	2.219	62.944	65.16	5.060	63.028	68.09	5.060	63.029	68.09
Helm Comisionista de Bolsa S.A. (Merged)(*). 3	Colombia	COP$	-	-	-	5.499	62.737	68.24	-	58.035	58.04
CorpBanca Investment Trust Colombia S.A. 3	Colombia	COP$	5.499	62.634	68.13	-	66.240	66.24	5.499	62.737	68.24
Helm Fiduciaria S.A 3	Colombia	COP$	-	62.944	62.94	-	66.230	66.23	-	57.446	57.45
Helm Bank Panamá S.A. 3	Panama	US$	-	66.279	66.28	-	66.243	66.24	-	58.037	58.04
Helm Bank Caymán S.A (***). 3	Cayman Islands	US$	-	-	-	-	66.243	66.24	-	58.037	58.04
Helm Casa de Valores (Panama) S.A. 3	Panama	US$	-	66.276	66.28	-	66.240	66.24	-	58.037	58.04

Associates and Banking Support Companies

Associates are entities over which the Bank has the capacity to exercise significant influence, but not control or joint control. Usually, this capacity manifests itself through an ownership interest equal to or greater than 20% of the entity's voting rights and is valued using the equity method.

Other factors considered in determining whether there is significant influence over an entity include representation on the board of directors and the existence of material transactions.

The Bank analyzed the equity method and decided not to use this method for banking support companies, based on the degree of significant influence exercised over these companies and not its ownership percentage.

______________________________
(1)           Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF). The remaining companies in Chile are regulated by the Superintendency of Securities and Insurance (SVS).
(2)           On February 25, CorpBanca acquired 73,609 shares of the company “Recaudaciones y Cobranzas S.A.”, and its subsidiary CorpBanca Asesorías Financieras S.A. acquired 1 share of the same company. As a result, the Bank came to hold, directly and indirectly, 100% of its share capital (see Note 3 Material Events).
(3)           Companies regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF.
(4)           Company legally merged with CorpBanca Colombia (June 1, 2014).
(5)           Companies merged in September 2014. The entity has kept the corporate name Helm Comisionista de Bolsa S.A. and the taxpayer ID number of CIVAL.
(6)           Company liquidated in June 2014.
(7)           In June 2014, its interest in CorpBanca Colombia decreased from 66.388% to 66.279% because of the merger with Helm Bank.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Investments in Other Companies

Shares or rights in other companies are those in which the Bank does not have control or significant influence. These interests are recorded at purchase value (historical cost).

Asset Management, Trust Business and Other Related Businesses.

CorpBanca and its subsidiaries manage assets maintained in common investment funds and other investment products on behalf of investors. The financial statements of these entities are not included in these consolidated financial statements except when the Bank controls the entity. As of March 31, 2015 and 2014, the Bank does not control or consolidate any trust businesses or other entities related to this type of business. The assets managed by CorpBanca Administradora General de Fondos S.A., CorpBanca Investment Trust Colombia S.A. and Helm Fiduciaria that are owned by third parties are not included in the consolidated financial statements.

e)       Use of Estimates and Judgment

Preparing consolidated financial statements requires that the Company’s management makes judgments, estimates and assumptions that affect the application of accounting policies and the amounts of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts.

In certain cases, SBIF standards and generally accepted accounting principles require assets and liabilities to be recorded and/or disclosed at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal or most advantageous market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

When market prices in active markets are available, they have been used as a valuation basis. When market prices in active markets are not available, the Bank estimates these values based on the best information available, including the use of models or other valuation techniques.

The Bank has established provisions to cover possible loan losses in accordance with SBIF regulations. In estimating provisions, these regulations require provisions to be regularly assessed, taking into consideration factors such as changes in the nature and size of the loan portfolio, forecasted portfolio trends, loan quality and economic conditions that may affect debtor payment capacity. Changes in loan loss allowances are presented as “Credit Risk Provisions” in the Consolidated Statement of Income for the Period. Loans are charged off when management determines that the loan or a portion of the loan cannot be collected in accordance with SBIF regulations in Chapter B-2 “Impaired or Charged-Off Loans”. Credit risk provisions are reduced to record charge-offs.

In particular, information regarding more significant areas of estimates of uncertainties and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in the following notes:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

•       Useful life of material and intangible assets (notes 12, 13 and 28)
•       Valuation of goodwill (notes 12 and 28)
•       Credit risk provisions (notes 8, 9 and 25)
•       Fair value of financial assets and liabilities (notes 6, 7, 10 and 30)
•       Contingencies and commitments (Note 19)
•       Impairment losses for certain assets (notes 8, 9, 10 and 28)
•       Consolidation perimeter and evaluation of control (Note 1, letter c))

During the three-month period ended March 31, 2015, there have been no significant changes in the estimates made as of year-end 2014 that differ from those included in these consolidated financial statements.

f)       Relative Importance

In determining disclosures about different financial statement items and other matters, in accordance with IAS 34 Interim Financial Reporting, the Bank has considered the relative importance of these items with respect to the financial statements for the period.

g)       Seasonal or Cyclical Nature of Interim Transactions:

The activities carried out by the Bank and its subsidiaries are not seasonal or cyclical in nature. As a result, no specific disclosures have been included in the notes to the consolidated financial statements for the period ended March 31, 2015.

h)       Uniformity

The accounting policies used in preparing these financial statements are consistent with the audited annual financial statements as of December 31, 2014.

i)       New Accounting Pronouncements New and Revised IFRS Issued but not yet Effective:

New IFRS	Mandatory Effective Date
IFRS 9 Financial Instruments	Annual periods beginning on or after January 1, 2018
IFRS 14 Regulatory Deferral Account	Annual periods beginning on or after January 1, 2016
IFRS 15 Revenue from Contracts with Customers	Annual periods beginning on or after January 1, 2017

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Amendments to IFRS	Mandatory Effective Date
Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)	Annual periods beginning on or after January 1, 2016
Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)	Annual periods beginning on or after January 1, 2016
Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41)	Annual periods beginning on or after January 1, 2016
Equity Method in Separate Financial Statements (Amendments to IAS 27)	Annual periods beginning on or after January 1, 2016
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)	Annual periods beginning on or after January 1, 2016
Presentation of Financial Statements (Amendments to IAS 1)	Annual periods beginning on or after January 1, 2016
Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28).	Annual periods beginning on or after January 1, 2016
Annual Improvements Cycle 2012-2014 - Amendments to Four IFRS.	Annual periods beginning on or after July 1, 2016

IFRS 9 Financial Instruments

On November 12, 2009, the International Accounting Standards Board (IASB) issued IFRS 9 Financial Instruments. This standard introduces new requirements for classifying and measuring financial assets. It is effective for annual periods beginning on or after January 1, 2013, allowing early adoption. IFRS 9 specifies how an entity should classify and measure its financial assets. This standard requires that all financial assets be classified on the basis of an entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are either measured at amortized cost or at fair value. Only those financial assets measured at amortized cost are tested for impairment. On October 28, 2010, the IASB published a revised version of IFRS 9 Financial Instruments. The revised standard retains the requirements for classification and measurement of financial assets that were published in November 2009 but adds guidance on the classification and measurement of financial liabilities. As part of the restructuring of IFRS 9, the IASB has also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first phase of the IASB's project to replace IAS 39. The other phases (impairment and hedge accounting) have not yet been finalized.

The guidance included in IFRS 9 regarding the classification and measurement of financial assets has not changed from that in IAS 39. In other words, financial liabilities will continue to be measured at either amortized cost or fair value through profit and loss. The concept of bifurcating derivatives incorporated in a contract for a financial asset has also not changed. Financial liabilities held for trading will continue to be measured at fair value through profit and loss and all other financial assets will be measured at amortized cost unless the fair value option is applied using the criteria currently existing in IAS 39.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Nevertheless, there are two differences with respect to IAS 39:

•	The presentation of the effects of changes in the fair value attributable to the credit risk of a liability; and

•	The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments.

On December 16, 2011, the IASB issued Mandatory Effective Date and Transitional Disclosures (Amendments to IFRS 9), deferring the effective date of the 2009 and 2010 versions to annual periods that begin on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods that began after 2013. The amendments change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. Furthermore, the amendments also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period in which the effective date of IFRS 9 is included.

On November 19, 2013, the IASB issued a revised version of IFRS 9, which introduces a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The revised version of IFRS 9 permits an entity to apply only the requirements introduced in IFRS 9 (2010) for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss without applying the other requirements of IFRS 9, meaning the portion of the change in fair value related to changes in the entity's own credit risk can be presented in other comprehensive income rather than within profit or loss. The mandatory implementation of IFRS 9 (2013), IFRS 9 (2010) and IFRS 9 (2009) is for annual periods beginning on or after January 1, 2018.

In accordance with SBIF instructions in section 12 of Chapter A-2 Limits or Specifications on the Use of General Criteria of the Compendium of Accounting Standards, this standard cannot be adopted early and, moreover, may not be applied until the SBIF makes use mandatory for all banks.

IFRS 14 Regulatory Deferral Account

On January 30, 2014, the IASB issued IFRS 14 Regulatory Deferral Accounts. This standard is applicable to first-time adopters of IFRS and for entities which are involved in rate-regulated activities and recognized regulatory deferral account balances under its previous generally accepted accounting principles. This standard requires separate presentation of regulatory deferral account balances in the statement of financial position and statement of comprehensive income. IFRS 14 is effective for an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2016, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014, the IASB has published its new standard, IFRS 15 Revenue from Contracts with Customers. At the same time, the Financial Accounting Standards Board (FASB) has published its equivalent revenue standard, ASU 2014-09.

The new standard provides a single, principles based five-step model to be applied to all contracts with customers: i) identify the contract with the customer, ii) identify the performance obligations in the contract, iii) determine the transaction price, iv) allocate the transaction price to the performance obligations in the contracts, v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 must be applied in an entity's first annual IFRS financial statements for periods beginning on or after January 1, 2017. Application of the standard is mandatory and early adoption is permitted. An entity that chooses to apply IFRS 15 earlier than January 1, 2016 must disclose this fact.

Management is still in the process of evaluating the potential impact of these amendments.

IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

On May 6, 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). These amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business.

It amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:

•	Apply all of the business combinations accounting principles in IFRS 3 and other IFRS, except for those principles that conflict with the guidance in IFRS 11;

•	Disclose the information required by IFRS 3 and other IFRS for business combinations.

The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively.

Management is still in the process of evaluating the potential impact of these amendments.

IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

On May 12, 2014, the IASB published Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38). The amendments provide additional guidance on how the depreciation or amortization of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

IAS 16 and IAS 41 Agriculture: Bearer Plants

On September 30, 2014, the IASB published Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41). The amendments bring bearer plants, which are used solely to grow produce, into the scope of IAS 16 so that they are accounted for in the same way as property, plant and equipment. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

It amends IAS 16 Property, Plant and Equipment and IAS 41 Agriculture to:

•
Include 'bearer plants' within the scope of IAS 16 rather than IAS 41, allowing such assets to be accounted for a property, plant and equipment and measured after initial recognition on a cost or revaluation basis in accordance with IAS 16;

•
Introduce a definition of 'bearer plants' as a living plant that is used in the production or supply of agricultural produce, is expected to bear produce for more than one period and has a remote likelihood of being sold as agricultural produce, except for incidental scrap sales;

•	Clarify that produce growing on bearer plants remains within the scope of IAS 41.

Management is still in the process of evaluating the potential impact of these amendments.

IAS 27 Equity Method in Separate Financial Statements

On August 18, 2014, the IASB published Equity Method in Separate Financial Statements (Amendments to IAS 27). The amendment allows subsidiaries, joint ventures and associates to consider the option of using the equity method in separate financial statements. The amendment is effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments.

IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

On September 11, 2014, the IASB published Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28).

The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) are intended to clarify the accounting for the sale or contribution of assets by an investor to its associate or joint venture, therefore:

-      They require full recognition in the investor's financial statements of gains and losses arising from the sale or contribution of assets that constitute a business (based on the definition in IFRS 3 Business Combinations).

        -      They require partial recognition of gains and losses, using the equity method, arising from the sale or contribution of assets that do not constitute a business.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

These requirements apply regardless of the legal form of the transaction.

Management is still in the process of evaluating the potential impact of these amendments.

IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures

In December 2014, the IASB amended IFRS 10, IFRS 12 and IAS 28 related to the application of the consolidation exception for investment entities. The amendments introduce minor clarifications regarding the requirements for accounting for investment entities. They also provide relief in certain circumstances, which will reduce the cost of applying these standards.

Application of these amendments is mandatory for periods beginning on or after January 1, 2016. Early adoption is permitted.
Management is still in the process of evaluating the potential impact of these amendments.

IAS 1 Presentation of Financial Statements

In December 2014, the IASB published Disclosure Initiative (Amendments to IAS 1) as part of the initiative to improve presentation and disclosure in financial reports.

These amendments are in response to consultations on presentation and disclosure requirements and have been designed to allow companies to apply professional judgment in determining what information should be disclosed in their financial statements.

The effective date for these amendments is for periods beginning on or after January 1, 2016. Early adoption is permitted.

Management is still in the process of evaluating the potential impact of these amendments.

Annual Improvements Cycle 2012 - 2014

Standard	Topic	Details
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations	Changes in methods of disposal.
IFRS 5 is amended to stipulate that in circumstances in which an entity:

(a)        reclassifies an asset (or disposal group) directly from held for distribution to held for sale; or

(b)        reclassifies an asset (or disposal group) directly from held for sale to held for distribution; said entity should not follow the guidance in paragraphs 27 to 29 to account for this change.

IFRS 5 also states that in circumstances where an entity determines that the asset (or disposal group) is no longer available for immediate distribution or that the distribution is no longer highly probable, it must discontinue held-for-

distribution accounting and apply the guidance in paragraphs 27 to 29 of IFRS 5.
The entity shall apply these amendments prospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors for annual periods beginning on or after January 1, 2016. Earlier application is permitted and must be disclosed.

IFRS 7 Financial Instruments: Disclosures	Servicing contracts and interim financial statement disclosures.
Adds guidance to clarify how an entity should apply the guidance in paragraph 42C of IFRS 7 to a servicing contract to decide whether it is "continuing involvement" for the purpose of determining the disclosures required by paragraphs 42E to 42H of IFRS 7.
The entity shall apply these amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors for annual periods beginning on or after January 1, 2016, unless the entity does not need to apply the amendments in paragraphs B30 and B30A for any period beginning before the annual period. Early application of the amendments in paragraphs 44R, B30 and B30A is permitted.

IAS 19 Employee Benefits	Discount rate: regional market issue
The IASB clarifies that high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the liability. Thus, the depth of the market for high quality corporate bonds should be assessed at currency level.
The entity shall apply this amendment for annual periods beginning on or after January 1, 2016. Early implementation is permitted. If an entity applies the amendment in a prior period, it must disclose this circumstance.
The entity shall apply the amendments contained in paragraph 176 from the beginning of the first comparative periods presented in the first financial statements in which the entity applies the amendment. Any initial adjustment resulting from applying the amendment must be recognized in equity at the beginning of that period.

IAS 34 Interim Financial Reporting	Disclosure of information “elsewhere in the interim financial report”
The IASB amends IAS 34 to clarify the meaning of disclosing information "elsewhere in the interim financial report" and requires the inclusion of a cross-reference from the interim financial statements to the location of this information.
The entity shall apply these amendments prospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors for annual periods beginning on or after January 1, 2016. Earlier application is permitted and must be disclosed.

Management is still in the process of evaluating the potential impact of these amendments.

The IASB amends IAS 34 to clarify the meaning of disclosing information "elsewhere in the interim  financial report" and requires the inclusion of a cross-reference from the interim financial statements to the location of this information. The entity shall apply these amendments prospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors for annual periods beginning on or after January 1, 2016. Earlier application is permitted and must be disclosed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 2 - ACCOUNTING CHANGES

During the three-month period ended March 31, 2015, no significant accounting changes have occurred that affect the presentation of these consolidated financial statements.

NOTE 3 - MATERIAL EVENTS

As of March 31, 2015, the following material events affecting the operations of the Bank and its subsidiaries or the consolidated financial statements have occurred:

CORPBANCA

a)     Authorization for Itaú-CorpBanca Merger

On January 6, 2015, the Panamanian Superintendency of Banks approved the merger of Banco Itaú Chile and CorpBanca that was announced in 2013.

The Panamanian Superintendency of Securities Markets, through SMV ruling No. 164-2015, dated March 25, 2015, authorized the change in the controlling shareholder of Helm Casa de Valores (Panamá) S.A.

The Colombian Stock Exchange, through a letter dated February 27, 2015, authorized the change in the real indirect beneficiaries of Helm Comisionista de Bolsa S.A.

In a letter dated March 13, 2015, the Colombian Financial Superintendency authorized the change in the real indirect beneficiaries of Helm Corredor de Seguros S.A.

Integration of these banks is now only conditional upon approval from the shareholders of both entities as well as regulatory approval from the SBIF.

b)     Board Meeting

On February 20, 2015, the board convened an ordinary general shareholders’ meeting for March 12, 2015, in order to conduct routine business and, among other items, to approve the financial statements for 2015 that report profit of MCh$226,260, and the board’s proposal to distribute MCh$113,130 in earnings, representing 50% of 2014 profit for the year, which translates into a dividend of Ch$0.332384912 per share to be distributed among all 340,358,194,234 shares issued by the Bank.

This distribution of dividends was approved at the meeting and will therefore be paid once the shareholders' meeting has concluded.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

c)    Acquisition of Shares of Recaudaciones y Cobranzas S.A

On February 25, 2015, CorpBanca acquired 73,609 shares of the company “Recaudaciones y Cobranzas S.A.”, and its subsidiary CorpBanca Asesorías Financieras S.A. acquired 1 share of the same company. As a result, the Bank came to hold, directly and indirectly, 100% of its share capital.

The entity was acquired from the companies CorpGroup Service S.A. and Inversiones CorpGroup Interhold Limitada for a total of Ch$ 488 million.

As a result, and as agreed by the Bank's board of directors in January 2012, the company Recaudaciones y Cobranzas S.A., which provides court and out-of-court collections services for loans, became a subsidiary of the bank under the terms of letter b) of articles 70 and 72 of the General Banking Law.

d)       Modification of Transaction between CorpBanca and Banco Itaú

On March 3, 2015, the Bank rectified the information reported to the market as an essential event on January 29, 2014, regarding the transaction between CorpBanca and Banco Itáu Chile.

That communication reported that CorpGroup undertook to sell 1.53% of CorpBanca's share capital, consisting of 5,208,344,218 shares of the Bank, and incorrectly reported that CorpGroup would hold a 32.92% interest in the combined entity once the merger was complete.

In actuality, after disposing of those shares and once the transaction is complete, CorpGroup will have a 33.13% interest.

The relative interests in the merged bank will be as follows: (a) Itáu-Unibanco: 33.58%;(b) CorpGroup: 33.13%; and (c) Market (float): 33.29%.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

At the thirtieth ordinary general shareholders’ meeting held on February 16, 2015, the shareholders approved the financial statements and annual report as of December 31, 2014. At the same meeting, the chairman proposed to shareholders that all profits for the year ended 2014, totaling MCh$ 4,083, be distributed as dividends. The proposal was unanimously approved by those shareholders present, who agreed to authorize the board of directors to decide when these dividends will be paid during 2015.

CORPBANCA CORREDORES DE BOLSA S.A.

In the twenty-second ordinary general shareholders’ meeting held March 12, 2015, shareholders agreed to reelect the following directors in accordance with article 32 of the Corporations Law: José Francisco Sánchez Figueroa, José Manuel Garrido Bouzo, Pablo De la Cerda Merino, Américo Becerra Morales and Felipe Hurtado Arnolds.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

CORPLEGAL S.A.

In a meeting of the board of directors on January 30, 2015, Andres Covacevich Cornejo presented his resignation. Jorge Max Palazuelos was elected to replace him.

BANCO CORPBANCA COLOMBIA S.A.

a) Profit Distribution

In March 2015, shareholders of Banco CorpBanca Colombia and the other companies within the CorpBanca Colombia Group met and agreed to distribute profits as follows:

BANCO CORPBANCA COLOMBIA

	MM$COP	MM$
Profit for the period	189.788	45.644
Release of fiscal reserve	-	-
Total available to shareholders	189.788	45.644

Dividend payments	-	-

To increase legal reserve	189.788	45.644

In accordance with article 451 of the Commerce Code, the distribution for 2014 profits does not include amounts for statutory reserves, occasional reserves or tax payments. Therefore, 100% of profit for the year will be allocated to legal reserves as indicated.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

CORPBANCA INVESTMENT TRUST COLOMBIA

CorpBanca Investment Trust Colombia

	MCOPS	MCh$
Profit for the period	14,736	3,544
Release of fiscal reserve	-	-
Total available to shareholders	14,736	3,544

Dividend payments	13,263	3,190

To increase legal reserve	1,473	412

Dividend payment of COP$1,765.88 per share for 7,510,522 outstanding common shares, payable in cash to shareholders registered as of April 1, 2015, of which Banco CorpBanca received MCOP$12,533 (MCh$3,014) and CorpBanca Chile received MCOP$729 (MCh$175).

HELM COMISIONISTA

	HELM COMISIONISTA

	MCOPS	MCh$
Profit for the year 2014	4,411	1,061
Retained earnings from prior years	1,737	418
Total available to shareholders	6,148	1,479

to maintain retained earnings	2,055	494
Dividend payments	3,500	842

To increase legal reserve	593	166

Dividend payment of COP$0.39603662388283 per share for 10,100,076 shares, payable in cash to shareholders registered as of April 1, 2015, of which Banco CorpBanca received MCOP$ 3,324, (MCh$799) and CorpBanca Chile received MCOP$78 (MCh$19).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 4 - SEGMENT REPORTING

Segment reporting is determined by the Bank on the basis of its operating segments, which are differentiated mainly by the risks and returns that affect them.

Reporting segments and the criteria used for reporting to the Bank’s chief operating decision maker are in accordance with IFRS 8 Operating Segments. Management reviews its segments on the basis of gross operating margin and uses average balances to evaluate performance and allocate resources.

The Bank's commercial activities take place mainly in the domestic market. It has strategically aligned its operations into four divisions for its four commercial segments based on market segmentation and the needs of its customers and commercial partners. The seven commercial segments are: Commercial Banking (which includes the Large Companies, Real Estate and International Wholesale Division and the Companies Division), Retail Banking (which includes Traditional and Private Banking and the Consumer Banking Division), International and Treasury Division, Other Financial Services and Colombia. The Bank manages these commercial segments using an information system on internal profitability. The Bank has also included geographic disclosures on its operations in New York, and those in Colombia through the acquisition of Banco CorpBanca Colombia and subsidiaries (which also includes the operations of Helm Bank and subsidiaries and Helm Corredores de Seguros starting from August 2014), as detailed above.

Each commercial segment is described below:

Segments for Chile and the United States

Commercial Banking

•
The Large Companies, Real Estate and International Wholesale Division consists of companies that belong to major economic groups, specific industries and companies with sales greater than US$60 million. It also includes companies from the real estate and financial industry sectors.

•
The Companies Division includes a wide range of financial products and services for companies with annual sales of less than US$60 million. The leasing and factoring departments have been included in this segment.

Retail Banking

•
Traditional and Private Banking offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to medium and high-income segments. Retail Banking includes consumer loans, personal loans, auto loans and credit cards.

•	The Consumer Banking Division (Condell) offers consumer loans to individuals with income up to ThCh$600.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

International and Treasury Division

This segment mainly includes treasury activities such as financial management, funding and liquidity as well as international commercial activities.

Financial Services

These are services provided by our subsidiaries that include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia

The commercial activities of this segment are carried out by Banco CorpBanca Colombia S.A. and its subsidiaries.

These correspond to operations and business carried out by these entities in that country, primarily related directly to the needs of their customers and the Bank's strategy, grouped as follows: Commercial Banking, Retail Banking, Treasury Operations and International Business or Operations. They offer additional products and other financial services through their different subsidiaries in order to provide comprehensive service to their current and potential customers.

This segment is determined by the Bank on the basis of its operating segments, which are differentiated mainly by the risks and returns that affect them. Colombia has been identified as a separate operating segment based on the business activities described above. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

Segment information regarding assets, liabilities and income or expenses for the period are presented in accordance with the SBIF Compendium of Accounting Standards.

1. Geographic Information

CorpBanca reports revenue by segment from external customers that is:

(i)     attributed to the entity's country of domicile and
            (ii)    attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately.

In line with this, the Group operates in three main geographic areas: Chile, Colombia8 and the United States.

___________________________________
8 This segment includes the operations of Helm Bank Caymán S.A, Helm Bank (Panamá) S.A., and Helm Casa de Valores (Panamá).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

	Net Interest and Indexation Income

	As of March 31,	As of March 31,

	2015	2014
	MCh$	MCh$

Chile	61,425	80,217
Colombia	59,742	68,498
New York	4,035	1,519

	125,202	150,234

The following table details non-segmented assets associated with each geographic area:

Non-Segmented Assets		Chile	Colombia	New York	As of March 31, 2015	Chile	Colombia	New York	As of December 31, 2014
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	5	216,442	526,930	126,553	869,925	304,495	623,501	241,182	1,169,178
Transactions in the course of collection	5	415,777	3,773	-	419,550	205,409	7,433	-	212,842
Investments in other companies	11	10,139	5,225	-	15,364	10,322	5,520	-	15,842
Intangible assets*	12	413,004	303,361	84	716,449	436,645	321,039	93	757,777
Property, plant and equipment	13	39,030	50,361	913	90,304	38,795	52,944	903	92,642
Current tax assets		(24,897)	26,525	1,072	2,700	(19,903)	20,834	677	1,608
Deferred tax assets		51,080	61,090	3,094	115,264	46,274	64,525	2,702	113,501
Other assets	14	228,471	100,626	421	329,518	329,657	81,912	405	411,974
		1,349,046	1,077,891	132,137	2,559,074	1,351,694	1,177,708	245,962	2,775,364

* This includes goodwill generated in business combinations by operations in Colombia (Colombia segment) totaling MCh$ 366,805 as of March 31, 2015 (MCh$ 386.180 in December 2014).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

2. The information in this note was prepared based on an analysis of:

a)         Profit or Loss:

	As of March 31, 2015
	Commercial Banking		Retail Banking

	Large Companies and Corporate Division	Companies Banking	Traditional and Private Banking Division	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest and indexation income	13,804	19,669	17,937	6,599	589	6,862	59,742	125,202
Net fee and commission income	8,270	3,319	7,142	1,296	(155)	(3,990)	20,697	36,579
Net financial operating income	(656)	-	174	-	21,049	25,117	21,844	67,528
Net foreign exchange transactions	4,137	2,131	17	-	7,680	(38,240)	6,482	(17,793)
Other operating income	-	245	-	-	-	1,474	14,088	15,807
Credit risk provisions	(3,092)	(3,473)	(1,752)	(1,417)	-	(1,824)	(27,412)	(38,970)
Operating income, net of credit risk provisions	22,463	21,891	23,518	6,478	29,163	(10,6 01)	95,441	188,353
Other income and expenses	528			-	-	(527)	906	907
Operating expenses	(5,067)	(8,665)	(15,454)	(4,100)	(3,271)	(21,709)	(61,562)	(119,828)
Profit (loss) before taxes	17,924	13,226	8,064	2,378	25,892	(32,837)	34,785	69,432
Average loans	3,947,817	2,091,706	2,994,560	178,114	69,493	13,192	4,849,155	14,144,037
Average investments	-	-	-	-	723,937	-	985,253	1,709,190

	As of March 31, 2014
	Commercial Banking		Retail Banking

	Large Companies and Corporate Division	Companies Banking	Traditional and Private Banking Division	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest and indexation income	12,281	18,270	17,937	6,022	22,558	4,668	68,498	150,234
Net fee and commission income	3,780	3,421	6,160	1,940	(48)	(461)	17,478	32,270
Net financial operating income	(3,939)	-	490	-	7,913	23,307	20,226	47,997
Net foreign exchange transactions	3,533	1,331	122	-	4,464	29,335	6,468	(13,417)
Other operating income	-	667	1	-	-	1,240	6,520	8,428
Credit risk provisions	(5,484)	(4,523)	(1,592)	(1,592)	-	(533)	(16,715)	(30,435)
Operating income, net of credit risk provisions	10,171	19,166	23,122	6,370	34,887	(1,114)	102,475	195,077
Other income and expenses	1,217	-	-	-	-	1,204	510	523
Operating expenses	(4,492)	(8,373)	(15,613)	(4,120)	(3,394)	(18,190)	(64,652)	(118,834)
Profit (loss) before taxes	6,896	10,793	7,509	2,250	31,493	(20,508)	38,333	76,766
Average loans	3,476,768	1,953,134	2,699,669	173,384	63,864	168	2,532,983	10,899,971
Average investments	-	-	-	-	665,623	-	895,878	1,561,501

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

b)        Assets and Liabilities

As of December 31, 2015
Commercial Banking		Retail Banking

Large Companies and Corporate Division	Companies Banking	Traditional and Private Banking Division	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	Colombia	Total
MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans:
Mortgage	-	30,340	1,705,658	3,918	31	-	490,525	2,230,472
Consumer	18	3,669	412,985	172,450	-	-	1,129,776	1,718,898
Commercial	4,164,726	1,886,654	931,815	17	341,206	45	3,593,878	10,918,341
Loans, before provisions	4,164,744	1,920,663	3,050,458	176,385	341,237	45	5,214,179	14,867,711
Credit risk provisions	(39,477)	(42,275)	(29,714)	(12,571)	-	4,832	(197,235)	(316,440)
Loans, net of provisions(*)	4,125,267	1,878,388	3,020,744	163,814	341,237	4,877	5,016,944	14,551,271
Trading securities	-	-	-	-	80,754	-	462,401	543,155
Receivables from repurchase agreements and securities borrowing	-	-	-	-	17,407	-	86,085	103,492
Derivative instruments	-	-	-	-	749,260	-	126,873	876,133
Financial assets available for sale	-	-	-	-	679,574	-	534,726	1,214,300
Financial assets held to maturity	-	-	-	-	47,019	-	156,338	203,357
Non-segmented assets(**)	-	-	-	-	-	-	-	2,559,074
Total assets	4,125,267	1,878,388	3,020,744	163,814	1,915,251	4,877	6,383,367	20,050,782
Current accounts	253,930	308,959	239,616	2	389	25,049	805,893	1,633,838
Other demand deposits	98,351	43,823	36,719	7,187	-	56,801	1,986,384	2,229,265
Deposits and borrowings	1,083,686	792,346	1,129,856	12,796	2,816,823	-	2,306,558	8,142,065
Payables from repurchase agreements and securities lending	-	-	-	-	4,100	13,258	411,739	429,097
Derivative instruments	-	-	-	-	574,358	-	87,500	661,858
Borrowings from financial institutions	-	-	-	-	916,326	-	437,827	1,354,153
Debt issued	-	-	-	-	2,649,809	-	362,674	3,012,483
Non-segmented liabilities(**)	-	-	-	-	-	-	-	865,260
Equity	-	-	-	-	-	-	-	1,722,763
Total liabilities and equity	1,435,967	1,145,128	1,406,191	19,985	6,961,805	95,108	6,398,575	20,050,782

As of December 31, 2014
Commercial Banking		Retail Banking

Large Companies and Corporate Division	Companies Banking	Traditional and Private Banking Division	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	Colombia	Total
MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans:
Mortgage	-	29,233	1,708,700	4,097	31	-	502,824	2,244,885
Consumer	26	3,763	408,866	176,518	-	-	1,177,160	1,766,333
Commercial	3,884,110	1,915,805	929,480	18	621,274	135	3,663,789	11,014,611
Loans, before provisions	3,884,136	1,948,801	3,047,046	180,633	621,305	135	5,343,773	15,025,829
Credit risk provisions	(40,394)	(42,598)	(29,891)	(13,013)	-	3,919	(197,739)	(319,716)
Loans, net of provisions(*)	3,843,742	1,906,203	3,017,155	167,620	621,305	4,054	5,146,034	14,706,113
Trading securities	-	-	-	-	114,809	-	571,089	685,898
Receivables from repurchase agreements and securities borrowing	-	-	-	-	27,106	-	50,973	78,079
Derivative instruments	-	-	-	-	651,284	-	115,515	766,799
Financial assets available for sale	-	-	-	-	677,793	-	479,103	1,156,896
Financial assets held to maturity	-	-	-	-	31,450	-	159,227	190,677
Non-segmented assets(**)	-	-	-	-	-	-	-	2,775,364
Total assets	3,843,742	1,906,203	3,017,155	167,620	2,123,747	4,054	6,521,941	20,359,826
Current accounts	330,711	307,644	235,215	3	1,029	(4,531)	801,149	1,671,220
Other demand deposits	79,032	50,895	37,901	7,718	-	46,308	2,061,874	2,283,728
Deposits and borrowings	967,530	866,950	1,141,464	13,212	2,850,439	-	2,237,371	8,076,966
Payables from repurchase agreements and securities lending	-	-	-	-	720	8,139	652,804	661,663
Derivative instruments	-	-	-	-	526,806	-	80,877	607,683
Borrowings from financial institutions	-	-	-	-	1,028,953	-	402,970	1,431,923
Debt issued	-	-	-	-	2,705,331	-	373,719	3,079,050
Non-segmented liabilities(**)	-	-	-	-	-	-	-	779,853
Equity	-	-	-	-		-	-	1,767,740
Total liabilities and equity	1,377,273	1,225,489	1,414,580	20,933	7,113,278	49,916	6,610,764	20,359,826

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

(*) Loans net of provisions include loans and advances to banks as of March 31, 2015 and December 31, 2014.

(**) Non-segmented assets and liabilities as of March 31, 2015 and December 31, 2014, are detailed as follows:

The following assets have not been segmented:

	Note	As of March 31, 2015	As of December 31, 2014
ASSETS		MCh$	MCh$

Cash and due from banks	5	869,925	1,169,178
Transactions in the course of collection	5	419,550	212,842
Investments in other companies	11	15,364	15,842
Intangible assets	12	716,449	757,777
Property, plant and equipment	13	90,304	92,642
Current tax assets		2,700	1,608.00
Deferred tax assets		115,264	113,501
Other assets	14	329,518	411,974
		2,559,074	2,775,364
The following liabilities have not been segmented:
		As of	As of
LIABILITIES	Note	March 31,	December 31,
		2015	2014
		MCh$	MCh$
Transactions in the course of payment	5	350,929	145,771
Other financial obligations	17	14,479	15,422
Current tax liabilities		-	-
Deferred tax liabilities		176,654	180,934
Provisions		113,598	227,010
Other liabilities	18	209,600	210,716
		865,260	779,853

The percentage of assets and liabilities not included in any segment is 12.7% and 4.3%, respectively, as of March 31, 2015 (13.6% and 3.8% as of December 31, 2014).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 5 - CASH AND CASH EQUIVALENTS

a. Detail of Cash and Cash Equivalents

The following table details cash and cash equivalents:

	As of March 31, 2015	As of December 31, 2014	As of March 31, 2014
	MCh$	MCh$	MCh$

Cash and due from banks
Cash	171,784	175,886	161,866
Deposits in the Chilean Central Bank	38,513	39,885	26,315
Deposits in domestic banks	847	795	526
Deposits in foreign banks	658,781	952,612	958,403
Subtotal cash and due from banks	869,925	1,169,178	1,147,110

Transactions in the course of collection, net	68,621	67,071	52,544
Highly liquid financial instruments (1)	80,335	118,897	339,448
Repurchase agreements (2)	103,405	75,440	82,787

Total cash and cash equivalents	1,122,286	1,430,586	1,621,889

(1)	This corresponds to trading instruments, available-for-sale investments and fixed income mutual funds maturing in less than three months from the date of acquisition.

(2)
This corresponds to repurchase agreements maturing in less than three months from the date of acquisition, which are presented in the line item “Repurchase Agreements and Securities Borrowing” in the Statement of Financial Position.

Funds in cash and deposits in the Chilean Central Bank are in response to monthly average matching regulations that the Bank must meet.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Items (1) and (2) are detailed as follows:

	Note	As of March 31, 2015	As of December 31, 2014	As of March 31, 2014
		MCh$	MCh$	MCh$
Highly liquid financial instruments (1)

Trading securities	6	52,271	101,983	216,206
Financial assets available for sale	10	28,064	16,914	123,242
Total		80,335	118,897	339,448

Repurchase agreements (2)	7	103,405	75,440	82,787

b. Transactions in the course of collection

Transactions in the course of collection consist of transactions awaiting settlement to increase or decrease funds in the Chilean Central Bank or foreign banks, normally within 12 to 24 business hours following period end, and are detailed as follows:

Assets	As of March 31, 2015	As of December 31, 2014	As of March 31, 2014
	MCh$	MCh$	MCh$
Outstanding notes from other banks	42,072	55,775	54,011
Funds receivable	377,478	157,067	448,654
Subtotal assets	419,550	212,842	502,665
Liabilities
Funds payable	350,929	145,771	450,121
Subtotal liabilities	350,929	145,771	450,121
Transactions in the course of collection, net	68,621	67,071	52,544

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 6 - TRADING SECURITIES Trading securities are detailed as follows:

	As of March 31, 2015		As of December 31, 2014
	MCh$		MCh$
Chilean Government and Central Bank instruments:
Central Bank bonds	-		-
Central Bank promissory notes	-		-
Other Chilean Government and Central Bank instruments	4,021		4,822

Other instruments issued in Chile:
Bonds	250		2,548
Promissory notes	-		13,320
Other instruments	12,772		15
Instruments issued abroad:
Bonds	393,589		542,791
Promissory notes	-		-
Other instruments	96,102		110,615
Mutual fund investments:
Funds managed for related parties	30,921		11,787
Funds managed for third parties	5,500		-
Total	543,155	(*)	685,898	(*)

(*) As of March 31, 2015, trading securities totaled MCh$ 52,271 (MCh$ 216,206 as of March 31, 2014), maturing in less than three months from the date of acquisition. (See Note 5).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 7 - OPERATIONS WITH REPURCHASE AGREEMENTS AND SECURITIES

BORROWING/LENDING

a) The Bank purchases financial instruments under agreements to resell them at a future date. As of March 31, 2015 and December 31, 2014, instruments acquired with sellback agreements are detailed as follows:

As of March 31, 2015
	Less than Three Months	Between Three Months and One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$

Chilean Government and Central Bank instruments:
Central Bank instruments	-	-	-	-
Treasury bonds and notes	-	-	-	-
Other government instruments	-	-	-	-
Other instruments issued in Chile:	-	-	-	-
Instruments from other domestic banks	6,158	-	-	6,158
Corporate bonds and commercial paper	275	-	-	275
Other instruments issued in Chile	10,887	87	-	10,974
Instruments issued abroad:	-	-	-	-
Government and Central Bank instruments	86,085	-	-	86,085
Other instruments issued abroad	-	-	-	-
Mutual fund investments:	-	-	-	-
Funds managed for related parties	-	-	-	-
Funds managed for third parties	-	-	-	-
Total	103,405	87	-	103,492

	As of December 31, 2014
	Less than Three Months	Between Three Months and One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$

Chilean Government and Central Bank instruments:	339			339
Central Bank instruments	-	-	-	-
Treasury bonds and notes	-	-	-	-
Other government instruments	-	-	-	-
Other instruments issued in Chile:	-	-	-	-
Instruments from other domestic banks	13,148	-	-	13,148
Corporate bonds and commercial paper	272	-	-	272
Other instruments issued in Chile	10,708	-	-	10,708
Instruments issued abroad:	-	-	-	-
Government and Central Bank instruments	50,973	2,639	-	53,612
Other instruments issued abroad	-	-	-	-
Mutual fund investments:	-	-	-	-
Funds managed for related parties	-	-	-	-
Funds managed for third parties	-	-	-	-
Total	75,440	2,639	-	78,079

(*) As of March 31, 2015, purchases with repurchase agreements totaled MCh$ 103,405 (MCh$82,787 as of March 31, 2014), maturing in less than three months from the date of acquisition. (See Note 5).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

b) As of March 31, 2015 and December 31, 2014, instruments sold with repurchase agreements are detailed as follows:

As of March 31, 2015
	Less than Three Months	Between Three Months and One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$

Chilean Government and Central Bank instruments:
Central Bank instruments	-	-	-	-
Treasury bonds and notes	4,100	-	-	4,100
Other government instruments	-	-	-	-
Other instruments issued in Chile:	-	-	-	-
Instruments from other domestic banks	13,258	-	-	13,258
Corporate bonds and commercial paper	-	-	-	-
Other instruments issued in Chile	-	-	-	-
Instruments issued abroad:	-	-	-	-
Government and Central Bank instruments	411,739	-	-	411,739
Other instruments issued abroad	-	-	-	-
Mutual fund investments:	-	-	-	-
Funds managed for related parties	-	-	-	-
Funds managed for third parties	-	-	-	-
Total	429,097	-	-	429,097

As of December 31, 2014
	Less than Three Months	Between Three Months and One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$

Chilean Government and Central Bank instruments:
Central Bank instruments	720			720
Treasury bonds and notes	-	-	-	-
Other government instruments	-	-	-	-
Other instruments issued in Chile:	-	-	-	-
Instruments from other domestic banks	8,138	-	-	8,138
Corporate bonds and commercial paper	-	-	-	-
Other instruments issued in Chile	-	-	-	-
Instruments issued abroad:	-	-	-	-
Government and Central Bank instruments	652,805	-	-	652,805
Other instruments issued abroad	-	-	-	-
Mutual fund investments:	-	-	-	-
Funds managed for related parties	-	-	-	-
Funds managed for third parties	-	-	-	-
Total	661,663	-	-	661,663

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 8 - LOANS AND ADVANCES TO BANKS

As of March 31, 2015 and December 31, 2014, loans and advances to banks are detailed as follows:

	As of March 31, 2015
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$
Chilean Banks
Loans to Chilean banks	-	-	-
Provisions and impairment for loans to Chilean banks	-	-	-
Subtotal	-	-	-

Foreign Banks
Loans to foreign banks	126,881	-	126,881
Other advances to foreign banks	-	-	-
Provisions and impairment for loans to foreign banks	(370)	-	(370)

Subtotal	126,511	-	126,511

Chilean Central Bank
Restricted deposits in the Chilean Central Bank	340,000	-	340,000

Subtotal	340,000	-	340,000

Total	466,511	-	466,511

	As of December 31, 2014
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$
Chilean Banks
Loans to Chilean banks	-	-	-
Provisions and impairment for loans to Chilean banks	-	-	-
Subtotal	-	-	-
			-
Foreign Banks			-
Loans to foreign banks	194,433	-	194,433
Other advances to foreign banks	-	-	-
Provisions and impairment for loans to foreign banks	(271)	-	(271)

Subtotal	194,162	-	194,162

Chilean Central Bank	-	-	-
Restricted deposits in the Chilean Central Bank	620,047	-	620,047

Subtotal	620,047	-	620,047

Total	814,209	-	814,209

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Movements in provisions and impairment for loans with domestic and foreign banks during the first three months of 2015 and 2014 and the full year in 2014, are detailed as follows:

	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2015	-	(271)	(271)
Charge-offs	-	-	-
Provisions established	-	(132)	(132)
Provisions released	-	34	34
Impairment	-	-	-
Exchange differences	-	(1)	(1)
Balances as of March 31, 2015	-	(370)	(370)

	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2014	-	(137)	(137)
Charge-offs	-	-	-
Provisions established	-	(269)	(269)
Provisions released	-	117	117
Impairment	-	-	-
Exchange differences	-	18	18
Balances as of December 31, 2014	-	(271)	(271)

	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2014	-	(137)	(137)
Charge-offs	-	-	-
Provisions established	-	(258)	(258)
Provisions released	-	256	256
Impairment	-	-	-
Exchange differences	-	6	6
Balances as of March 31, 2014	-	(133)	(133)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 9 - LOANS TO CUSTOMERS, NET

a) Loans to Customers

As of March 31, 2015 and December 31, 2014, the loan portfolio is detailed as follows:

As of March 31, 2015	Gross Assets				Provisions
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual Provisions MCh$	Group Provisions MCh$	Total MCh$	Net Assets MCh$
Commercial loans:
Commercial loans	8,306,605	261,728	8,568,333	147,753	19,942	167,695	8,400,638
Foreign trade loans	574,451	13,915	588,366	15,589	300	15,889	572,477
Current account overdrafts	66,095	3,105	69,200	1,147	1,252	2,399	66,801
Factoring transactions	52,327	208	52,535	1,423	240	1,663	50,872
Lease transactions	810,337	50,407	860,744	12,636	3,368	16,004	844,740
Other loans and receivables	310,560	1,722	312,282	1,202	5,307	6,509	305,773

Subtotal	10,120,375	331,085	10,451,460	179,750	30,409	210,159	10,241,301

Mortgage loans:
Loans funded with mortgage bonds	59,047	2,282	61,329	-	170	170	61,159
Loans funded with own resources	170,191	5,271	175,462	-	985	985	174,477
Other mortgage loans	1,656,405	22,649	1,679,054	-	9,764	9,764	1,669,290
Lease transactions	275,631	4,508	280,139	-	7,175	7,175	272,964
Other loans and receivables	33,334	1,154	34,488	-	221	221	34,267

Subtotal	2,194,608	35,864	2,230,472	-	18,315	18,315	2,212,157

Consumer loans:
Consumer installment loans	1,255,186	37,316	1,292,502	-	65,698	65,698	1,226,804
Current account overdrafts	48,338	1,377	49,715	-	2,011	2,011	47,704
Credit card debtors	237,685	5,236	242,921	-	12,244	12,244	230,677
Consumer lease transactions	19,675	519	20,194	-	686	686	19,508
Other loans and receivables	110,941	2,625	113,566	-	6,957	6,957	106,609

Subtotal	1,671,825	47,073	1,718,898	-	87,596	87,596	1,631,302

Total	13,986,808	414,022	14,400,830	179,750	136,320	316,070	14,084,760

Unimpaired Portfolio:

This includes individual debtors in the Normal Portfolio (A1 to A6) or the Substandard Portfolio (B1 to B2). For group evaluations, it includes the Normal Portfolio.

Impaired Portfolio:

This includes individual debtors in the Substandard Portfolio (B3 to B4). For group evaluations, it includes the Default Portfolio.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

As of December 31, 2014	Gross Assets			Provisions Recorded
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual Provisions MCh$	Global provisions MCh$	Total MCh$	Net Assets MCh$
Commercial loans:
Commercial loans	8,145,577	251,337	8,396,914	140,794	19,735	160,529	8,236,385
Foreign trade loans	481,183	24,368	505,551	20,703	272	20,975	484,576
Current account overdrafts	32,316	2,727	35,043	704	1,004	1,708	33,335
Factoring transactions	69,771	143	69,914	1,733	143	1,876	68,038
Lease transactions	841,694	39,099	880,793	10,616	3,997	14,613	866,180
Other loans and receivables	309,761	2,155	311,916	1,146	5,184	6,330	305,586

Subtotal	9,880,302	319,829	10,200,131	175,696	30,335	206,031	9,994,100

Mortgage loans:
Loans funded with mortgage bonds	62,262	2,360	64,622	-	192	192	64,430
Loans funded with own resources	176,912	5,402	182,314	-	1,045	1,045	181,269
Other mortgage loans	1,648,376	22,915	1,671,291	-	10,026	10,026	1,661,265
Lease transactions	285,366	5,554	290,920	-	11,594	11,594	279,326
Other loans and receivables	34,588	1,150	35,738	-	232	232	35,506

Subtotal	2,207,504	37,381	2,244,885	-	23,089	23,089	2,221,796

Consumer loans:
Consumer installment loans	1,134,927	37,104	1,172,031	-	61,188	61,188	1,110,843
Current account overdrafts	46,403	1,325	47,728	-	1,877	1,877	45,851
Credit card debtors	244,966	5,003	249,969	-	12,364	12,364	237,605
Consumer lease transactions	19,932	452	20,384	-	682	682	19,702
Other loans and receivables	271,116	5,105	276,221	-	14,214	14,214	262,007

Subtotal	1,717,344	48,989	1,766,333	-	90,325	90,325	1,676,008

Total	13,805,150	406,199	14,211,349	175,696	143,749	319,445	13,891,904

b) Provisions

Movements in provisions during the first three months of 2015 and 2014 and the full year in 2014, are detailed as follows:

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2015	175,696	143,749	319,445

Portfolio charge-offs
Commercial loans	(6,648)	(3,642)	(10,290)
Mortgage loans	-	(746)	(746)
Consumer loans	-	(17,375)	(17,375)
Total charge-offs	(6,648)	(21,763)	(28,411)

Provisions established	39,901	51,099	91,000
Provisions released	(17,888)	(29,902)	(47,790)
Impairment	-	-	-
Provisions used	(6,620)	-	(6,620)
Exchange differences	(4,691)	(6,863)	(11,554)
Balances as of March 31, 2015	179,750	136,320	316,070

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	173,470	134,409	307,879

Portfolio charge-offs
Commercial loans	(20,964)	(16,133)	(37,097)
Mortgage Loans	-	(2,506)	(2,506)
Consumer Loans	-	(62,032)	(62,032)
Total charge-offs	(20,964)	(80,671)	(101,635)

Provisions established	133,767	194,498	328,265
Provisions released	(91,686)	(84,490)	(176,176)
Impairment	-	-	-
Provisions used	(9,239)	-	(9,239)
Exchange differences	(9,652)	(19,997)	(29,649)
Balances as of December 31, 2014	175,696	143,749	319,445

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	173,470	134,409	307,879

Portfolio charge-offs			-
Commercial loans	(2,222)	(3,633)	(5,855)
Mortgage Loans	-	(603)	(603)
Consumer Loans	-	(17,079)	(17,079)
Total charge-offs	(2,222)	(21,315)	(23,537)

Provisions established	56,162	70,941	127,103
Provisions released	(44,240)	(49,896)	(94,136)
Impairment	-	-	-
Provisions used	(12,476)		(12,476)
Exchange differences	1,906	1,753	3,659
Balances as of March 31, 2014	172,600	135,892	308,492

c)       Sale of Portfolio

As of March 31, 2015 and 2014, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not exceed 5% of before tax profit for the year, and is recorded within net gains from trading and brokerage activities in the Consolidated Statement of Income for the Period, disclosed in Note 23 within “Other Instruments at Fair Value through Profit and Loss”.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 10 - INVESTMENT SECURITIES

a)	As of March 31, 2015 and December 31, 2014, the Bank records the following instruments as available for sale and held to maturity:

	As of March 31,			As of December 31,
	2015			2014

Investments quoted on active markets:	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments
Central Bank instruments	281,141	-	281,141	276,487	-	276,487
Treasury bonds and notes	238,666	-	238,666	253,999	-	253,999
Other government instruments	2,959	-	2,959	6,442	-	6,442

Other instruments issued in Chile Deposit promissory notes	37,809	-	37,809	54,162	-	54,162
Chilean mortgage bonds	108	-	108	203	-	203
Bank bonds	15,539	-	15,539	-	-	-
Other instruments	51,945	6,380	58,325	51,526	7,175	58,701

Instruments issued abroad
Foreign government and Central Bank instruments	455,083	-	455,083	434,392	-	434,392
Other instruments issued abroad	131,050	196,977	328,027	79,685	183,502	263,187

Impairment provision	-	-	-	-	-	-

Investments not quoted on active markets:
Corporate bonds and commercial paper	-	-	-	-	-	-
Other instruments	-	-	-	-	-	-

Impairment provision	-	-	-	-	-	-

Total	1,214,300	203,357	1,417,657	1,156,896	190,677	1,347,573

(*) As of March 31, 2015, available-for-sale instruments totaled MCh$ 28,064 (MCh$ 123,242 as of March 31, 2014), maturing in less than three months from the date of acquisition. (See Note 5).

Impairment of Investment Securities

The Bank's portfolio of investment securities presented no impairment as of March 31, 2015 and December 31, 2014.

Within this context, all investments quoted on inactive markets that are classified as available for sale have been recorded at fair value.
CorpBanca reviewed the instruments with unrealized losses as of March 31, 2015 and December 31, 2014, and concluded that they were not more than temporarily impaired. Therefore, no adjustments to profit or loss for the period are needed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 11 - INVESTMENTS IN OTHER COMPANIES

a) Investments in Other Companies

The Bank’s investments in other companies as of March 31, 2015 and December 31, 2014 are detailed as follows:

	As of March 31, 2015			As of December 31, 2014
	Ownership Interest			Ownership Interest
	%	MCh$		%	MCh$
Company

Nexus S.A.	12.90	1,057		12.90	1,057
Transbank S.A.	8.72	3,145		8.72	3,145
Combanc S.A.	5.29	159		5.29	159
Redbanc S.A.	2.50	110		2.50	110
Sociedad Interbancaria de Depósitos de Valores S.A.	3.91	75		3.91	75
Imerc OTC S.A.	6.67	864	(i)	6.67	864	(i)
Deceval S.A.	10.76	5,600	(i)	10.76	5,915	(i)
A.C.H Colombia	4.22	425	(i)	4.22	447	(i)
Redeban Multicolor S.A.	1.60	250	(i)	1.60	263	(i)
Cámara de Compensación Divisas de Col. S.A.	6.38	65	(i)	6.38	68	(i)
Cámara de Riesgo Central de Contraparte S.A.	2.42	182	(i)	2.42	192	(i)
Cifin	9.00	280	(i)	9.00	295	(i)
Servibanca - Tecnibanca	4.54	1,073	(i)	4.54	1,130	(i)

Shares or rights in other companies
Share of Bolsa de Comercio de Santiago	2.08	1,056		2.08	1,056
Share of Bolsa Electrónica de Chile	2.44	211		2.44	211
Bolsa de Valores de Colombia	0.97	739	(i)	0.97	778	(i)
Fogacol	150,000 units	73	(i)	150,000 units	77	(i)

Total		15,364			15,842

(i) This corresponds to investments in other companies made by its Colombian subsidiaries.

For the periods ended March 31, 2015 and 2014, the Bank received dividends from the following companies:

	As of	As of
	March 31,	March 31,
	2015	2014
	MCh$	MCh$

Dividends received	907	523

Total	907	523

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Movements in these investments for the periods ended March 31, 2015 and December 31, 2014, are detailed as follows:

	As of	As of
	March 31,	March 31,
	2015	2014
	MCh$	MCh$

Opening carrying amount as of January 1	15,842	15,465
Investments acquired	-	2,664
Investments sold	-	(16)
PPA valuation	-	(1,543)
Exchange differences	(478)	(728)

Total	15,364	15,842

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 12 - INTANGIBLE ASSETS

a) As of March 31, 2015 and December 31, 2014, this account is detailed as follows:

As of March 31, 2015	Useful Life	Remaining	Net Assets as of	Gross	Accumulated
	(Years)	Life (Years)	01/01/2014	Balance	Amortization	Net Assets
			MCh$	MCh$	MCh$	MCh$

Integrated banking system (1)	15	2	3,073	9,165	(6,380)	2,785
Computer software or systems	5	3	11,982	35,378	(23,277)	12,101
IT projects and licenses	7	7	23,610	35,825	(12,664)	23,161
Arising from business combination			718,452	718,405	(40,628)	677,777
-Goodwill			386,180	366,805	-	366,805
-Licenses			46,797	44,449	-	44,449
-Trademarks	4	3	5,763	7,611	(2,561)	5,050
-Customer relationships	21	19	277,850	296,760	(36,955)	259,805
-Other intangible assets	6	4	1,862	2,780	(1,112)	1,668
Other projects	6	2	660	1,521	(896)	625

Total			757,777	800,294	(83,845)	716,449

As of December 31, 2014	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01/01/2014	Gross Balance	Accumulated Amortization	Net Assets
			MCh$	MCh$	MCh$	MCh$

Integrated banking system (1)	15	2	4,217	9,147	(6,074)	3,073
Computer software or systems	5	3	15,443	34,225	(22,243)	11,982
IT projects and licenses	7	7	23,332	35,186	(11,576)	23,610
Arising from business combination			792,807	751,045	(32,593)	718,452
-Goodwill			411,992	386,180	-	386,180
-Licenses			50,567	46,797	-	46,797
-Trademarks	4	3	-	7,466	(1,703)	5,763
-Customer relationships	21	19	311,578	307,721	(29,871)	277,850
-Other intangible assets	6	4	18,670	2,881	(1,019)	1,862
Other projects	6	2	1,123	1,383	(723)	660

Total			836,922	830,986	(73,209)	757,777

(1) Integrated Banking System (IBS) is the Bank's central operating system, which replaces the diverse operating systems used previously, providing one sole central system that supplies up-to-date information on customers for each of the business lines, calculating net income as well as the profitability of each product and customer segment.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

b)	Movements of gross intangible assets as of March 31, 2015 and December 31, 2014, are detailed as follows:

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total

January 1, 2015	9,147	34,225	35,186	751,045	1,383	830,986

Acquisitions	6	2,199	949	-	4	3,158
Retirements	-	-	-	-	(374)	(374)
Exchange differences	12	(1,046)	(310)	(38,510)	508	(39,346)
Other	-	-	-	5,870	-	5,870

Balances as of March 31, 2015	9,165	35,378	35,825	718,405	1,521	800,294

Balance of note	9,165	35,378	35,825	718,405	1,521	800,294

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total

January 1, 2014	9,086	27,948	30,527	811,364	1,703	880,628

Acquisitions	52	7,942	4,985	-	59	13,038
Retirements	(13)	(313)	(1)	-	(379)	(706)
Exchange differences	22	(1,352)	(325)	(60,319)	-	(61,974)

Balances as of December 31, 2014	9,147	34,225	35,186	751,045	1,383	830,986

Balance of note	9,147	34,225	35,186	751,045	1,383	830,986

c)	Movements of accumulated amortization of intangible assets as of March 31, 2015 and December 31, 2014, are detailed as follows:

	2015	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total

January 1, 2015		(6,074)	(22,243)	(11,576)	(32,593)	(723)	(73,209)

Amortization for the period		(296)	(1,930)	(1,088)	(4,485)	(173)	(7,972)
Exchange differences		(10)	896	-	2,320	-	3,206
Other		-	-	-	(5,870)	-	(5,870)

Balances as of March 31, 2015		(6,380)	(23,277)	(12,664)	(40,628)	(896)	(83,845)

Balance of note		(6,380)	(23,277)	(12,664)	(40,628)	(896)	(83,845)

2014	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total

January 1, 2014	(4,869)	(12,505)	(7,195)	(18,557)	(580)	(43,706)

Amortization for the period	(1,203)	(10,427)	(4,381)	(21,628)	(147)	(37,786)
Exchange differences	(15)	681	-	7,592	-	8,258
Other	13	8	-	-	4	25

Balances as of December 31, 2014	(6,074)	(22,243)	(11,576)	(32,593)	(723)	(73,209)

Balance of note	(6,074)	(22,243)	(11,576)	(32,593)	(723)	(73,209)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

d) Impairment

At each reporting date, Banco CorpBanca will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset's recoverable amount.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current year, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree's assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 "Impairment of Assets", annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

CorpBanca and subsidiaries conducted impairment testing in December 2014 for unamortized assets, including intangible assets that are still not in use, and concluded that no impairment exists.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 13 - PROPERTY, PLANT AND EQUIPMENT

a)       As of March 31, 2015 and December 31, 2014, this account is detailed as follows:

	Useful Life	Remaining Life	Net Assets as		Accumulated
Item	(Years)	(Years)	of 01/01/2015	Gross Balance	Depreciation	Net Assets
	MCh$		MCh$	MCh$	MCh$	MCh$

Buildings and land	21	17	67,395	80,670	(16,012)	64,658
Equipment	5	3	14,480	41,252	(26,957)	14,295
Other	10	5	10,767	24,502	(13,151)	11,351
- Furnishings			7,094	18,124	(11,430)	6,694
- Leased assets			1,188	1,542	(443)	1,099
- Other			2,485	4,836	(1,278)	3,558

Total			92,642	146,424	(56,120)	90,304

	Useful Life	Remaining Life	Net Assets as		Accumulated
Item	(Years)	(Years)	of 01/01/2015	Gross Balance	Depreciation	Net Assets
	MCh$		MCh$	MCh$	MCh$	MCh$

Buildings and land	21	17	74,406	83,239	(15,844)	67,395
Equipment	5	3	11,521	41,560	(27,080)	14,480
Other	10	5	12,315	24,427	(13,660)	10,767
- Furnishings			5,007	18,372	(11,278)	7,094
- Leased assets			1,542	1,542	(354)	1,188
- Other			5,766	4,513	(2,028)	2,485

Total			98,242	149,226	(56,584)	92,642

(1) The useful life presented in the following tables is the residual useful life of the Bank's property, plant and equipment based on the useful life established during the transition to IFRS (January 1, 2009). The total useful life was determined based on expected use given the quality of the original construction, the environment where the assets are located, the quality and extent of maintenance performed, and appraisals prepared by external specialists independent from the Bank.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

b) Movements of gross property, plant and equipment as of March 31, 2015 and December 31, 2014, are detailed as follows:

Gross Balance

	Buildings and Land	Equipment	Other	Total

January 1, 2015	83,239	41,560	24,427	149,226
Acquisitions	4,882	2,990	795	8,667
Retirements	(22)	(94)	(29)	(145)
Impairment of property, plant and equipment	-	(11)	-	(11)
Exchange differences	(7,429)	(3,193)	(691)	(11,313)
Balances as of March 31, 2015	80,670	41,252	24,502	146,424

	Buildings and Land	Equipment	Other	Total
January 1, 2014	86,452	38,018	22,854	147,324
Acquisitions	3,374	7,729	3,052	14,155
Retirements	(2,035)	(958)	(271)	(3,264)
Impairment of property, plant and equipment	-	(1,308)	-	(1,308)
Exchange differences	(4,552)	(1,921)	(1,208)	(7,681)
Balances as of December 31, 2014	83,239	41,560	24,427	149,226

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

c)  Movements of accumulated depreciation of property, plant and equipment as of March 31, 2015 and December 31, 2014, are detailed as follows:

Accumulated Depreciation

	Buildings and Land	Equipment	Other	Total

January 1, 2015	(15,844)	(27,080)	(13,660)	(56,584)

Depreciation for the period	(1,022)	(1,111)	(701)	(2,834)
Sales and/or retirements for the period	1,557	2,568	1,129	5,254
Exchange differences	(703)	(1,334)	81	(1,956)
Balances as of March 31, 2015	(16,012)	(26,957)	(13,151)	(56,120)

	Buildings and Land	Equipment	Other	Total

January 1, 2014	(12,046)	(26,497)	(10,539)	(49,082)

Depreciation for the period	(5,775)	(4,138)	(3,914)	(13,827)
Sales and/or retirements for the period	873	1,078	(133)	1,818
Exchange differences	1,104	2,477	926	4,507
Balances as of December 31, 2014	(15,844)	(27,080)	(13,660)	(56,584)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 14 - OTHER ASSETS

a)       As of March 31, 2015 and December 31, 2014, this account is detailed as follows:

	As of March 31, 2015	As of December 31, 2014
	MCh$	MCh$

Leased assets (5)	39,490	57,022
Assets awarded and recovered (6)	1,397	1,962
Assets received in lieu of payment	7,857	8,577
Provisions for assets received in lieu of payment	(7,531)	(7,995)
Assets awarded in court-ordered public auction	1,071	1,380
Other assets	288,631	352,990
Lease prepayments (1)	17,652	18,157
Accounts and notes receivable (2)	68,805	118,959
Prepaid expenses (3)	35,274	34,397
Projects in development (4)	34,985	32,899
Notes in clearance from banks without local offices	1,840	11,697
Threshold effect guarantees (7)	109,969	115,949
Other	20,106	20,932
Total	329,518	411,974

(1)	Leases prepaid to SMU S.A. for ATM space. (See Note 29, letter b) to these financial statements.)

(2)	This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending collections.

(3)	It incorporates payments made for different services that will be received (leases, insurance and others) that have not yet been accrued.

(4)	IT projects and other projects in progress.

(5)	Property, plant and equipment to be given under finance lease.

(6)       Assets received in lieu of payment are assets received as payment of past-due debts of customers. The set of assets held by the Bank that were acquired in lieu of payment should at no time exceed 20% of the Bank's regulatory capital. These assets currently represent 0.01% (0.01% as of December 31, 2014) of the Bank's regulatory capital.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Assets awarded in court-ordered auctions are assets that have been awarded in court-ordered auctions to pay debts previously contracted with the Bank. Assets awarded in court-ordered auctions are not subject to the previously mentioned margin. These properties are available-for-sale assets. For the majority of the assets, the Bank expects to complete the sale within one year of the date on which the asset was received or acquired. If the asset is not sold during the course of a year, it must be charged off.

Provisions are also recorded for the difference between the initial value of these assets and their realizable value when the former is greater.

(7)       Guarantees for financial transactions.

b)        Movements in the provision for assets received or awarded in lieu of payment for the three-month periods ended March 31, 2015 and 2014, and the year ended December 31, 2014, are detailed as follows:

Accumulated Amortization and Impairment	Provisions for Assets Received in Lieu of Payment

MCh$

Balance as of January 1, 2015	7,995

Provisions released	(416)
Provisions established	1
Exchange differences	(49)
Balance as of March 31, 2015	7,531

Balance as of January 1, 2014	63

Provisions released	(114)
Provisions established	630
Opening balance Colombia	8,915
Exchange differences	(1,499)
Balance as of December 31, 2014	7,995

Balance as of January 1, 2014	63

Provisions released	(92)
Provisions established	225
Balance as of March 31, 2014	196

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 15 - DEPOSITS AND OTHER DEMAND OBLIGATIONS AND BORROWINGS

As of March 31, 2015 and December 31, 2014, this account is detailed as follows:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

a) Current accounts and other demand deposits

Current accounts	1,633,838	1,671,220
Other demand deposits and accounts	1,995,328	2,067,625
Payments in advance from customers	111,176	86,029
Other demand balances payable	122,761	130,074

Total	3,863,103	3,954,948

b) Savings accounts and time deposits

Time deposits	7,991,680	7,950,992
Term savings accounts	31,866	31,556
Other term balances payable	118,519	94,418

Total	8,142,065	8,076,966

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 16 - BORROWINGS FROM FINANCIAL INSTITUTIONS

a)  As of March 31, 2015 and December 31, 2014, borrowings from financial institutions are detailed as follows:

	As of March 31, 2015	As of December 31, 2014
	MCh$	MCh$

Loans from Foreign Financial Institutions

Standard Chartered Bank	99,138	107,236
Commerzbank AG	87,869	120,861
Wells Fargo Bank, N.A.	100,503	146,362
Citibank N.A.	100,508	137,745
Findeter S.A - Financiera del Desarrollo Territorial	29,783	69,322
Sumitomo Mitsui Banking Corporation	77,650	84,907
Bancoldex S.A - Banco de Comercio Exterior de Colombia S.A	40,053	41,209
ING Bank N.V Amsterdam	21,420	442
Bank of America, N.A.	54,849	60,779
Bladex Panama	11,544	5,445
Bank of Montreal	69,274	84,693
Banco de la Producción S.A. Produbanco	2,507	2,427
Corporacion Andina de Fomento	-	30,333
Bank of New York	30,717	29,484
Bank of Nova Scotia	34,417	33,239
Royal Bank of Scotland	21,940	27,078
Mercantil Commercebank, N.A	28,633	23,965
Banco Crédito del Peru	24,967	21,201
HSBC England	18,806	27,078
HSBC USA	31,344	30,086
OCBC Bank	25,075	24,069
Bancolombia	31,351	8,512
Banco del Estado Chile New York	-	30,470
Banco de Bogota	-	6,058
Finagro	29,256	10,044
Taiwan Cooperative Bank	18,741	-
Banco Aliado S.A.	6,244	6,060
Banco República	2,804	393
Helm Bank Panama New York	12,481	12,111
Banque Nationale Du Canada	31,344	30,086
Mizuho	31,344	30,086
Bank of Taiwan	22,694	21,938
Bank of Tokyo Mitsubishi	31,344	30,086
BNP Paribas	31,344	30,086
Atlantic Security Bank (Cayman)	13,891	-
Banco de la Produccion SA	66,523	-
Other banks	113,795	108,032

Total	1,354,153	1,431,923

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 17 - DEBT INSTRUMENTS ISSUED AND OTHER FINANCIAL OBLIGATIONS

As of March 31, 2015 and December 31, 2014, this account is detailed as follows:

	As of March 31, 2015	As of December 31, 2014
	MCh$	MCh$
Debt issued
Letters of credit	93,054	98,444
Senior bonds	2,029,977	2,078,358
Subordinated bonds	889,452	902,248
Subtotal	3,012,483	3,079,050
Other financial obligations
Public-sector obligations	5,253	5,378
Other Chilean obligations	8,063	8,673
Foreign obligations	1,163	1,371

Subtotal	14,479	15,422
Total	3,026,962	3,094,472

Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term, and is detailed as follows:

By Maturity		As of March 31, 2015
	Long-Term	Short-Term	Total
	MCh$	MCh$	MCh$
Letters of credit	78,749	14,305	93,054
Senior bonds	1,666,474	363,504	2,029,978
Subordinated bonds	889,452	-	889,452

Debt issued	2,634,675	377,809	3,012,484

Other financial obligations	5,140	9,339	14,479

		As of December 31, 2014
	Long-Term	Short-Term	Total
	MCh$	MCh$	MCh$
Letters of credit	81,330	17,114	98,444
Senior bonds	1,858,576	219,782	1,521,952
Subordinated bonds	902,248	-	774,116

Debt issued	2,842,154	236,896	2,394,512

Other financial obligations	5,161	10,261	15,422

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

The following tables provide further detail on each debt instrument as of March 31, 2015 and December 31, 2014:

a)      Letters of Credit

	As of March 31, 2015	As of December 31, 2014
	MCh$	MCh$

Expiring within 1 year	14,305	17,114
Expiring between 1 and 2 years	11,702	10,100
Expiring between 2 and 3 years	10,233	10,776
Expiring between 3 and 4 years	8,680	9,133
Expiring between 4 and 5 years	7,979	8,302
Expiring in more than 5 years	40,155	43,019

Total letters of credit	93,054	98,444

b)      Senior Bonds

Senior Bonds

	As of March 31, 2015	As of December 31, 2014
	MCh$	MCh$
BCORAD0710	49,732	50,209
BCORAE0710	249,019	250,420
BCORAF0710	152,028	153,013
BCORAG0710	75,135	74,969
BCORAI0710	176,442	118,391
BCOR-J0606	14,999	14,547
BCOR-L0707	99,124	99,961
BCOR-O0110	22,778	23,103
BCOR-P0110	23,439	23,875
BCOR-Q0110	-	119,998
BCOR-R0110	126,876	126,487
BCORUSD0118	451,446	439,350
BCORUSD0919	460,586	450,959
Fixed-rate financial bonds	2,750	-
UVR financial bonds	12,983	13,456
DTF financial bonds	-	2,898
CPI financial bonds	112,640	116,722

Total senior bonds	2,029,977	2,078,358

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Senior bond maturities are detailed as follows:

	As of	As of
	March 31,	December 31,
	2015	2014
	MCh$	MCh$

Maturing within 1 year	363,503	219,782
Maturing between 1 and 2 years	267,669	282,611
Maturing between 2 and 3 years	555,530	282,109
Maturing between 3 and 4 years	495,948	552,030
Maturing between 4 and 5 years	347,327	472,092
Maturing in more than 5 years	-	269,734

Total senior bonds	2,029,977	2,078,358

c) Subordinated Bonds

	As of March 31, 2015	As of December 31, 2014
	MCh$	MCh$

UCOR-V0808	129,733	131,270
UCOR-Y1197	7,995	7,847
UCOR-Z1197	18,607	18,259
UCORAA0809	118,786	120,261
UCORBF0710	11,976	12,098
UCORBI0710	29,074	29,372
UCORBJ0710	128,712	130,053
UCORBL0710	101,027	102,059
UCORBN0710	74,306	75,078
UCORBP0710	34,939	35,311
Series B in US$	106,440	104,318
Series A (*)	1,564	1,782
Series B (*)	65,449	70,522
Series AS10 (*)	25,309	26,629
Series AS15 (*)	35,535	37,389

Total subordinated bonds	889,452	902,248

(*) Debt instruments issued by Banco CorpBanca Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Subordinated bond maturities are detailed as follows:

	As of March 31, 2015	As of December 31, 2014
	MCh$	MCh$

Maturing within 1 year	8,543	-
Maturing between 1 and 2 years	-	-
Maturing between 2 and 3 years	35,248	45,943
Maturing between 3 and 4 years	23,222	-
Maturing between 4 and 5 years	-	26,361
Maturing in more than 5 years	822,439	829,944

Total subordinated bonds	889,452	902,248

d) Other Financial Obligations

	As of March 31, 2015	As of December 31, 2014
	MCh$	MCh$

Maturing within 1 year	1,277	1,588
Maturing between 1 and 2 years	247	-
Maturing between 2 and 3 years	97	268
Maturing between 3 and 4 years	622	709
Maturing between 4 and 5 years	1,128	-
Maturing in more than 5 years	3,045	4,184

Total other financial obligations	6,416	6,749
Short-term obligations:
Amounts due to credit card operators	8,063	8,673
Other	-	-

Total short-term financial obligations	8,063	8,673

Total other financial obligations	14,479	15,422

As of March 31, 2015 and December 31, 2014, the Bank has not defaulted on principal, interest or other payments related to its debt instruments.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 18 - OTHER LIABILITIES

As of March 31, 2015 and December 31, 2014, this account is detailed as follows:

	As of March 31, 2015	As of December 31, 2014
	MCh$	MCh$

Accounts and notes payable (1)	127,462	160,050
Dividends payable	4,233	266
Unearned revenue	4,729	6,993
Hedge valuation adjustments (2)	3,321	-
Miscellaneous payables	17,954	15,544
Provision for commissions and consulting fees	5,137	914
Threshold effect guarantees (3)	33,003	204
Equity tax payable	8,687	-
Funds applicable	-	23,829
Other liabilities	5,074	2,916
Total	209,600	210,716

(1)
This consists of obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, credits on materials purchases, credits on or obligations for lease agreements to acquire property, plant or equipment, or provisions for expenses pending payment.

(2)	This corresponds to a fair value adjustment of items hedged with fair value hedges.

(3)	Guarantees for financial transactions.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 19 - CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a) Commitments and responsibilities accounted for in off-balance-sheet memorandum accounts:

The Bank, its subsidiaries and its foreign branch record the following balances related to commitments and responsibilities that fall within its line of business in off-balance-sheet memorandum accounts:

	As of March 31, 2015	As of December 31, 2014
	MCh$	MCh$
CONTINGENT LOANS	3,156,067	3,191,435
Guarantees and surety bonds	185,115	182,894
Guarantees and surety bonds in Chilean currency	-	-
Guarantees and surety bonds in foreign currency	185,115	182,894
Confirmed foreign letters of credit	44	329
Issued documentary letters of credit	60,245	58,695
Bank guarantees	807,792	826,235
Interbank guarantee letters	-	-
Immediately available credit lines	1,572,493	1,592,026
Other loan commitments	530,378	531,256
Other contingent loans	-	-
TRANSACTIONS ON BEHALF OF THIRD PARTIES	1,746,046	1,714,376
Collections	11,542	10,811
Collections in foreign countries	4,788	5,184
Collections in Chile	6,754	5,627
Placement or sale of financial instruments	-	-
Placement of publicly-traded securities	-	-
Sale of letters of credit for bank operations	-	-
Sale of other instruments	-	-
Transferred financial assets managed by the Bank	369,573	370,791
Assets assigned to insurance companies	34,597	35,469
Securitized assets	-	-
Other assets assigned to third parties	334,976	335,322
Third-party resources managed by the Bank	1,364,931	1,332,774
Financial assets managed on behalf of third parties	1,364,931	1,332,774
Other assets managed on behalf of third parties	-	-
Financial assets acquired in Bank's name	-	-
Other assets acquired in Bank's name	-	-
SECURITIES CUSTODY	509,205	493,698
Securities in custody held by the Bank	123,984	118,321
Securities deposited in other entities	293,715	284,594
Instruments issued by the Bank	91,506	90,783
Time deposit promissory notes	91,506	90,783
Letters of credit for sale	-	-
Other documents	-	-
COMMITMENTS	-	-
Guarantees for underwriting transactions	-	-
Commitments to acquire assets	-	-

Total	5,411,318	5,399,509

The preceding table only includes the most significant balances.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

b) Pending Litigation

b.1)           CorpBanca

As of the date of issuance of these financial statements, there are lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank's Legal Services Division, present no risk of significant loss. Nevertheless, as of March 31, 2015, it has recorded provisions of MCh$ 207 (MCh$ 207 as of December 31, 2014).

b.2)           CorpBanca Corredores de Bolsa S.A.

According to the Bank's Legal Services Division, as of March 31, 2015 and December 31, 2014, this company does not have any pending lawsuits that represent a risk of significant loss for the Bank.

As of March 31, 2015, the subsidiary had MCh$ 197 in doubtful accounts related to customer management. In the opinion of the Bank's general counsel, not recovering the amounts owed could result in a loss for the Bank. Therefore, the subsidiary has recorded a provision of MCh$197 in its financial statements.

Before the Fifth Criminal Court of Santiago, in fraud case No. 149913-7, as part of a criminal suit filed by Banco del Estado de Chile, to which CorpBanca Corredores de Bolsa S.A. is not party, the court seized (in the Company's opinion, improperly) Time Deposit No. 00243145 for MCh$ 43 (historical pesos) that Concepción S.A. Corredores de Bolsa, now CorpBanca Corredores de Bolsa S.A., had acquired from its initial beneficiary, because it was considered corpus delicti. This time deposit is fully provisioned in the Company’s financial statements and is presented net of the provision in notes and accounts receivable.

b.3)           CorpBanca Administradora General de Fondos

On September 26, 2013, the Company was notified of a lawsuit brought by José Hernán Romero Salinas against CorpBanca Administradora General de Fondos S.A. filed with the 12th Civil Court of Santiago, Case No. C-9302-2013. The lawsuit petitions the court to render null and void four mutual fund investment agreements. As a result of the annulment, the plaintiff is requesting that the subsidiary be sentenced to /i/ return all funds invested in the four mutual fund investment agreements; /ii/ pay for lost profits valued at MCh$100, which is equivalent to the money that the plaintiff would have invested in fixed income mutual fund units as of the date of filing the lawsuit; and /iii/ pay the plaintiff the sum of MCh$50 for moral damages.

On December 1, 2014, the first instance ruling was issued, partially accepting the lawsuit by declaring the agreements null and void and ordering the subsidiary to refund the sum of MCh$513 for the money handed over to invest.

The ruling rejected the petition for lost profits and moral damages filed by the plaintiff. On January 6, 2015, the Bank filed a motion for cassation on grounds of form, arguing a lack of factual and legal grounds for the basis of the ruling and appeal. On January 16, 2015, the plaintiff appealed the ruling,

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

requesting modification for the ruling to include compensation for moral damages, lost profits and court costs. Both filings are pending processing.

b.4) Banco CorpBanca Colombia S.A.

The bank and its subsidiaries are involved in civil, labor and administrative proceedings. Of the 142 outstanding civil and administrative proceedings, 102 are related to banking operations and 40 to ownership of leased assets. Compensation sought amounts to approximately MCh$32,824. Of these proceedings, the probability of loss is remote in 119 cases, possible in 9 cases and likely in 14 cases. Provisions for those proceedings classified as likely in accordance with IAS 37 total MCh$3,868.

The proceedings classified as likely include one class action suit from 2015 that affects the entire financial sector. No court proceedings, adverse rulings or complaints were filed that, given their amount, might materially affect the Bank’s capital. The common legal proceedings or processes that affect most of the financial sector will not necessarily be ruled on in 2015, but perhaps in subsequent years. Specifically because of the portfolio sales by Banco CorpBanca Colombia (formerly Banco Santander), which make its particular situation different from other banks that are party to the lawsuit, it is difficult to quantify the status of these proceedings and impossible to determine the financial implications.

There are 117 labor proceedings seeking a total of MCh$1,738, for which MCh$1,212 has been provisioned, equivalent to 70%. Of these, the probability of loss is remote in 38 cases and likely in 79 cases.

b.6) Other Companies Included in Consolidation

As of March 31, 2015, the other companies do not have any pending lawsuits that represent a risk of significant loss for the Bank.

c) Contingent loans

The following table contains the amounts for which the Bank is contractually obliged to provide loans and the amount of credit risk provisions established:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$
Guarantees and surety bonds	185,115	200,759
Documentary letters of credit	60,245	99,031
Confirmed foreign letters of credit	44	15,762
Bank guarantees	807,792	761,728
Available credit on lines of credit and credit cards	1,572,493	1,399,496
Student loans (Law No. 20,027)	495,936	224,265
Other	34,442	50,888
Subtotal (Note 19 a)	3,156,067	2,751,929
Provisions for contingent loans	(17,910)	(13,495)
Total	3,138,157	2,738,434

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

d) Responsibilities

d.1)           CorpBanca

The Bank and its subsidiaries have the following responsibilities arising from the normal course of business:

	As of March 31, 2015	As of December 31, 2014
	MCh$	MCh$
Documents in collections	11,542	22,602
Transferred financial assets managed by the Bank	369,573	230,511
Third-party resources managed by the Bank	1,364,931	1,026,865
Securities custody	509,205	536,341
Total	2,255,251	1,816,319

d.2)           CorpBanca Corredores de Bolsa

The subsidiary CorpBanca Corredores de Bolsa S.A. presents the following information regarding securities in custody:

As of March 31, 2015
Custody services for unrelated third parties	Domestic			Foreign			Total
	Variable	Fixed & Money Mkt	Other	Variable	Fixed & Money Mkt	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management Portfolio management Voluntary pension savings management	242,599 - -	59,035 - -	- - -	1 - -	- - -	- - -	301,635 - -
Total	242,599	59,035	-	1	-	-	301,635
Percentage in custody of CSD (%)	96.14%	99.83%	-	100.00%	-	-	96.86%

As of December 31, 2013
Custody services for unrelated third parties	Domestic			Foreign			Total
	Variable	Fixed & Money Mkt	Other	Variable	Fixed & Money Mkt	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management Portfolio management Voluntary pension savings management	246,706 - -	48,020 - -	- - -	1 - -	- - -	- - -	294,727 - -
Total	246,706	48,020	-	1	-	-	294,727
Percentage in custody of CSD (%)	95.66%	99.34%	-	1	-	-	96.26%

As of March 31, 2015
Custody services for unrelated third parties	Domestic			Foreign			Total
	Variable	Fixed & Money Mkt	Other	Variable	Fixed & Money Mkt	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management Portfolio management Voluntary pension savings management	1,548 - -	- - -	- - -	- - -	- - -	- - -	1,548 - -
Total	1,548	-	-	-	-	-	1,548
Percentage in custody of CSD (%)	100.00%	-	-	-	-	-	100.00%

As of December 31, 2013
Custody services for unrelated third parties	Domestic			Foreign			Total
	Variable	Fixed & Money Mkt	Other	Variable	Fixed & Money Mkt	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management Portfolio management Voluntary pension savings management	886 - -	- - -	- - -	- - -	- - -	- - -	886 - -
Total	886	-	-	-	-	-	886
Percentage in custody of CSD (%)	100.00%	-	-	-	-	-	100.00%

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

d.3) CorpBanca Corredores de Seguros

In order to comply with Art. 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house”, the Company renewed the following policies, taking effect April 15, 2014, and expiring April 14, 2015, through Consorcio Nacional de Seguros S.A.:

Policy	Insured Item	Amount Insured (UF)
10026223	Civil Liability	60,000
10026220	Guarantee	500

e) Guarantees Granted

e.1)       CorpBanca

Assets provided as guarantees:

	As of March 31,	As of December 31,
	2014	2015
	MCh$	MCh$

Assets provided as guarantees	13,767	12,938
Total	13,767	12,938

e.2)       CorpBanca Corredores de Bolsa S.A.

Direct Commitments.
As of March 31, 2015 and December 31, 2014, the Company does not have any direct commitments.

Real Guarantees in Assets Established in Favor of Third-Party Obligations.
With the exception of guarantees that must be established in the normal course of business in accordance with securities laws or regulations, as of March 31, 2015 and December 31, 2014, the Company does not have any real guarantees involving Bank assets established in favor of third parties.

Personal Guarantees.
As of March 31, 2015 and December 31, 2014, the Company has not granted any personal guarantees.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Operating Guarantees.

In compliance with articles 30 and 31 of Law No. 18,045 (Securities Market Law), the Company has established a guarantee of UF 4,000 expiring on April 22, 2016, through Compañía de Seguros de Crédito Continental S.A., designating the Santiago Stock Exchange as the creditors' representative.

On November 29, 2014, an employee fidelity insurance policy with MUS$10 in coverage was purchased from ORION SEGUROS GENERALES, expiring November 28, 2015.

This subsidiary maintains shares in the stock exchanges to guarantee simultaneous operations for MCh$10,974 (MCh$13,347 in December 2014).

The Bank has established guarantees for MUS$100, equivalent to MCh$62, and MUS$30.1, equivalent to MCh$19, (MUS$100, equivalent to MCh$61, and MUS$30.1, equivalent to MCh$18, in December 2014), to guarantee transactions with foreign traders Pershing and Corp FX, respectively. The latter is a Chilean company engaged primarily in purchasing and selling financial assets on its own or on behalf of third parties and, in general, carrying out any type of purchase and sale transaction, arbitrage and/or any transaction or operation involving any monetary and/or financial assets, expressly including derivative contracts (swaps, forwards, options and/or arbitrage) for any type of underlying asset, in addition to receiving guarantees for the contracts and operations mentioned above, and accepting any type of mandate for these transactions involving any type of asset over which these guarantees are established.

The Company has fixed income instruments and cash deposits in the Santiago Stock Exchange to guarantee transactions in the Securities Settlement and Clearing House (CCLV) that totaled MCh$ 2,782 and MCh$ 0, respectively (MCh$ 3,878 and MCh$ 795 in December 2014).

e.3)       CorpBanca Administradora General de Fondos S.A.

On November 29, 2014, an employee fidelity insurance policy with coverage of MUS$ 5 per claim and an annual aggregate of MUS$ 10 was purchased from Compañía de Seguros Orion S.A., expiring November 28, 2015.

e.4)       Other Companies Included in Consolidation

As of March 31, 2015, no other companies have granted any guarantees that must be disclosed in these financial statements.

f)       Other Obligations

f.1) CorpBanca

The Bank is authorized to transfer to its customers any obligations for deferred customs duties arising from imports of leased assets. These transfers take place with prior authorization from the National Customs Service. As of March 31, 2015, the Bank has not transferred any customs

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

duties obligations to its customers.

g) Sanctions

g.1) CorpBanca Corredores de Bolsa S.A.

During the three-month period ended March 31, 2015, the Company and/or its Chief Executive Officer received the following sanctions:

In Exempt Ruling D.J. No. 109-021-2015, in case number 131-2014, on January 21, 2015, the Financial Analysis Unit (UAF in Spanish) declared that CorpBanca Corredores de Bolsa S.A. had violated article 5 of Law 19,913 in relation to numeral 1) of paragraph II of UAF Ruling No. 49 of 2012, regarding the obligation to maintain a Special Registry of Cash Transactions over UF 450 for a minimum of five years. The same ruling issued the company a written warning and fined it UF 300. The company decided not to appeal this ruling before the respective Court of Appeals nor to file a motion for reconsideration as entitled. It proceeded to pay the fine within the time period granted for that purpose.

CCLV Penalties as of March 31, 2015:

On February 7, 2015, the Company was fined 50 UF by the CCLV for hedge of net seller positions during the verification period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 20 - EQUITY

a.       Movements in capital and reserve accounts (attributable to Bank shareholders)

As of March 31, 2015 and December 31, 2014, the Bank's paid in capital is represented by common shares with no par value, all of which are fully subscribed and paid, detailed as follows:

	Common	Common
	Shares	Shares
	2015	2014
	(number)	(number)

Issued as of January 01	340,358,194,234	340,358,194,234
Issuance of paid shares	-	-

Total outstanding	340,358,194,234	340,358,194,234

i.   Subscribed and Paid Shares

As of March 31, 2015 and December 31, 2014, the Bank’s paid capital is represented by 340,358 million subscribed and paid common shares with no par value, totaling MCh$781,559.

ii.     Profit Distribution

2015

•
Regarding 2014 profit, at the ordinary general shareholders' meeting held on March 12, 2015, shareholders agreed to distribute MCh$ 113,129 in earnings, representing 50% of profit for the year. The remaining 50% was left as retained earnings.

2014

•
Regarding 2013 profit, at the ordinary general shareholders' meeting held on March 13, 2014, shareholders agreed to distribute MCh$ 88,403 in earnings, representing 57% of profit for the year. The remaining 43% was left as retained earnings.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Main Shareholders

For the periods ended March 31, 2015 and December 31, 2014, the Bank's main shareholders were:

	Common Shares 2015
	No. of Shares	Ownership Interest %
CORP GROUP BANKING SA	148,835,852,909	43.72918%	(*)
BANCO DE CHILE ON BEHALF OF NON-RESIDENT THIRD PARTIES	29,581,794,499	8.69137%
BANCO ITAU ON BEHALF OF INVESTORS	22,625,183,861	6.64746%
BANCO SANTANDER ON BEHALF OF FOREIGN INVESTORS	21,896,042,625	6.43324%
COMPANIA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,589,773	6.14605%	(1)	(*)
DEUTSCHE BANK TRUST COMPANY AMERICAS (ADRS)	13,821,575,000	4.06089%
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA	9,817,092,180	2.88434%
MONEDA SA AFI FOR PIONERO INVESTMENT FUND	8,620,286,000	2.53271%
CORPBANCA CORREDORES DE BOLSA SA ON BEHALF OF THIRD PARTIES	4,297,448,107	1.26263%
INV LAS NIEVES S A	3,790,725,224	1.11375%
SANTANDER S A C DE B	3,707,234,241	1.08922%
COMPANIA DE SEGUROS CORPVIDA S.A.	3,563,148,560	1.04688%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	3,478,899,680	1.02213%
CIA DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS SA	3,316,120,234	0.97430%
BTG PACTUAL CHILE S A C DE B	3,098,456,024	0.91035%
INMOB E INVERSIONES BOQUINENI LTDA	2,353,758,526	0.69155%
VALORES SECURITY S A C DE B	2,334,949,021	0.68603%
MBI CORREDORES DE BOLSA S A	1,975,224,177	0.58034%
CONSORCIO C DE B S A	1,916,958,794	0.56322%
BANCHILE C DE B S A	1,627,752,315	0.47825%
LARRAIN VIAL S A CORREDORA DE BOLSA	1,565,942,612	0.46009%
CRN INMOBILIARIA LIMITADA	1,535,239,055	0.45107%
BCI C DE B S A	1,445,389,265	0.42467%
EL MADERAL INVERSIONES LTDA	1,244,312,335	0.36559%
INVERSIONES TAURO LIMITADA	1,085,181,332	0.31884%
OTHER SHAREHOLDERS	21,905,037,885	6.43588%
TOTAL	340,358,194,234	100.00000%

(1) This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 926,513,842 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.

(*) In short, the controlling group has a 49.8752% interest in CorpBanca and subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

	Common Shares 2014
	No. of Shares	Ownership Interest %
CORP GROUP BANKING S.A.	148,835,852,909	43.72918%		(*)
BANCO DE CHILE ON BEHALF OF NON-RESIDENT THIRD PARTIES	28,294,988,762	8.31330%
BANCO ITAU ON BEHALF OF INVESTORS	23,733,292,313	6.97303%
BANCO SANTANDER ON BEHALF OF FOREIGN INVESTORS	23,071,014,201	6.77845%
COMPAÑÍA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,589,773	6.14605%	(1)	(*)
DEUTSCHE BANK TRUST COMPANY AMERICAS (ADRS)	14,042,402,000	4.12577%
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA.	9,817,092,180	2.88434%
MONEDA S.A. AFI PIONERO INVESTMENT FUND	8,949,961,000	2.62957%
CORPBANCA CORREDORES DE BOLSA S.A. ON BEHALF OF THIRD PARTIE	4,238,106,664	1.24519%
INV. LAS NIEVES S.A.	3,790,725,224	1.11375%
CÍA. DE SEGUROS CORPVIDA S.A.	3,563,148,560	1.04688%
SANTANDER S.A. C DE B	3,528,163,068	1.03660%
CÍA. DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS S.A.	3,316,120,234	0.97430%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	2,569,145,250	0.75484%
INMOB. E INVERSIONES BOQUIÑENI LTDA.	2,353,758,526	0.69155%
INVERSIONES TAURO LIMTADA	2,290,479,818	0.67296%
BTG PACTUAL CHILE S.A. C DE B	2,053,973,966	0.60347%
MBI CORREDORES DE BOLSA S.A.	1,969,927,336	0.57878%
CONSORCIO C DE B S A	1,918,739,065	0.56374%
VALORES SECURITY S A C DE B	1,872,636,183	0.55020%		(*)
OTHER SHAREHOLDERS	29,230,077,202	8.58803%

Total	340,358,194,234	100.00000%

(1) This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 926,513,842 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.

(*) In short, the controlling group has a 49.8752% interest in CorpBanca and subsidiaries.

b. Dividends

Dividends distributed by the entity are detailed as follows:

Period	Profit Attributable to Owners of the Bank	Allocated to Reserves or Retained Earnings	Allocated as Dividends	Percent Distributed	No. of Shares	Dividend per Share (Ch$)
	MCh$	MCh$	MCh$	%

2014 (Shareholders' Meeting March 2015)	226,260	113,130	113,130	50.00%	340,358,194,234	0.332

2013 (Shareholders' Meeting March 2014)	155,093	66,690	88,403	57.00%	340,358,194,234	0.260

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

c.     Diluted and Basic Earnings

For the three-month periods ended March 31, 2015 and 2014, the Bank’s diluted and basic earnings are detailed as follows:

	As of March 31, 2015		As of December 31, 2014		As of March 31, 2014

	No. of Weighted Shares	Amount	No. of Weighted Shares	Amount	No. of Weighted Shares	Amount
	Millions	MCh$	Millions	MCh$	Millions	MCh$

Diluted and Basic Earnings
Basic earnings per share
Profit for the period	-	39,689	-	226,260	-	40,149
Weighted average number of shares outstanding	340,358	-	340,358	-	340,358	-
Assumed conversion of convertible debt	-	-	-	-	-	-
Adjusted number of shares	340,358	-	340,358	-	340,358	-
Basic earnings per share (Chilean pesos)		0.117	-	0.665	-	0.118

Diluted earnings per share
Profit for the period	-	39,689	-	226,260	-	40,149
Weighted average number of shares outstanding	340,358	-	340,358	-	340,358	-
Dilutive effect of:
Assumed conversion of convertible debt
Conversion of common shares
Options rights
Adjusted number of shares	340,358	-	340,358	-	340,358	-
Diluted earnings per share (Chilean pesos)	-	0.117	-	0.665	-	0.118

d.     Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is recognized or the need to make impairment provisions exists.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco CorpBanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which can affect profit and loss for the period.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations, mentioned above.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

The following tables present movements in equity and income taxes for the periods ended March 31, 2015 and December 31, 2014:

Comprehensive Income for the Period	As of March 31, 2015	As of December 31, 2014
	MCh$	MCh$

Financial assets available for sale
Balance as of January 1	(11,605)	(3,546)
Losses and gains on portfolio valuation and other adjustments	(992)	(8,059)

Total	(12,597)	(11,605)

Foreign investment hedges
Balance as of January 1	(7,135)	(2,384)
Losses and gains on hedge valuation and other adjustments	(937)	(4,751)

Total	(8,072)	(7,135)

Cash flow hedges
Balance as of January 1	958	(5,187)
Losses and gains on hedge valuation and other adjustments	(15,014)	6,145

Total	(14,056)	958

Translation adjustments
Balance as of January 1	(82,050)	(14,257)
Loss on net translation adjustments	(42,363)	(67,793)

Total	(124,413)	(82,050)

Other comprehensive loss before taxes	(159,138)	(99,832)

Income taxes related to items of other comprehensive loss
Income tax related to financial assets available for sale	4,788	4,736
Income tax related to foreign hedges	2,008	1,848
Income tax related to cash flow hedges	2,624	(362)

Total	9,420	6,222

Other comprehensive loss net of taxes	(149,718)	(93,610)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

e. Non-Controlling Interest:

This corresponds to the net amount of equity in the dependent entities attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the period is detailed as follows:

March 31, 2015				Other Comprehensive Income (Loss)
Subsidiary	Third-Party Interest	Equity	Income (Loss)	Financial Assets Available for Sale	Effect Translation Adjustment NY Branch NY	Effect Hedge of Net Inv. in Foreign Operation	Effect Hedge of Cash Flow	Deferred Taxes	Total Other Comprehensive Income (Loss)	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	2,614	(129)	-	-	-	-	-	-	(129)
Helm Corredor de Seguros S.A	20.00%	1,687	34	-	-	-	-	-	-	34
Banco CorpBanca Colombia and Subsidies	33.62%	311,299	7,599	(803)	-	185	-	225	(393)	7,206
		315,600	7,504						(393)	7,111

December 31, 2014				Other Comprehensive Income (Loss)
Subsidiary	Third-Party Interest	Equity	Income (Loss)	Financial Assets Available for Sale	Effect Translation Adjustment NY Branch NY	Effect Hedge of Net Inv. in Foreign Operation	Effect Hedge of Cash Flow	Deferred Taxes	Total Other Comprehensive Income (Loss)	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	2,743	(687)	-	-	-	-	-	-	(687)
Helm Corredor de Seguros S.A	20.00%	1,761	374	-	-	-	-	-	-	374
Banco CorpBanca Colombia and Subsidies	33.62%	319,809	38,690	4,261	-	-	-	(1,678)	2,583	41,273
		324,313	38,377						2,583	40,960

March 31, 2014				Other Comprehensive Income (Loss)
Subsidiary	Third-Party Interest	Equity	Income (Loss)	Financial Assets Available for Sale	Effect Translation Adjustment NY Branch NY	Effect Hedge of Net Inv. in Foreign Operation	Effect Hedge of Cash Flow	Deferred Taxes	Total Other Comprehensive Income (Loss)	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	2,401	(355)	-	-	-	-	-	-	(355)
Helm Corredor de Seguros S.A	20.00%	2,136	108	-	-	-	-	-	-	108
Banco CorpBanca Colombia and Subsidies	33.62%	318,620	7,256	1,388	-	3	-	(473)	918	8,174
		323,157	7,009						918

Movements in non-controlling interest are detailed as follows:

	As of	As of	As of
	March 31,	December 31,	March 31,
	2015	2014	2014
	MCh$	MCh$	MCh$
Opening balance	324,313	305,698	305,698
Comprehensive income for the period	7,111	40,960	7,927
Variation in non-controlling interest	(15,824)	(22,345)	9,532
Closing balance	315,600	324,313	323,157

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 21 - INTEREST AND INDEXATION INCOME AND EXPENSES

This account includes interest accrued during the period on all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method independent of whether they are valued at fair value, as well as rectifications of products as a result of accounting hedges, which forms part of interest and indexation income and expenses as shown in the Statement of Income for the Period. Interest and indexation is recognized as received for the past-due portfolio, as well as the amount that was not recognized in the Statement of Income for the Period because recognition was suspended on an accrual basis.

a.           For the three-month periods ended March 31, 2015 and 2014, interest and indexation income is detailed as follows:

	As of March 31,				As of March 31,
	2015				2014
	Interest	Indexation	Prepayment Fees	Total	Interest	Indexation	Prepayment Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Normal Portfolio
Repurchase agreements	6,809	-	-	6,809	473	10	-	483
Loans and advances to banks	3,173	-	-	3,173	1,730	-	-	1,730
Commercial loans	158,576	(350)	578	158,804	151,255	27,962	312	179,529
Mortgage loans	29,815	49	-	29,864	28,504	19,862	-	48,366
Consumer loans	64,986	(3)	167	65,150	64,944	127	164	65,235
Investment securities	6,334	66	-	6,400	10,488	2,864	-	13,352
Other interest or indexation income	1,724	-	-	1,724	2,006	-	-	2,006
Gain (loss) from accounting hedges	(2,948)	-	-	(2,948)	1,099	-	-	1,099

Subtotal	268,469	(238)	745	268,976	260,499	50,825	476	311,800

b.	For the three-month periods ended March 31, 2015 and 2014, interest and indexation expenses are detailed as follows:

		As of March 31,			As of March 31,
		2015			2014
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(19,370)	2	(19,368)	(15,068)	(144)	(15,212)
Repurchase agreements	(12,218)	(4)	(12,222)	(3,750)	(19)	(3,769)
Savings accounts and time deposits	(74,424)	(485)	(74,909)	(85,938)	(4,732)	(90,670)
Borrowings from financial institutions	(6,085)	-	(6,085)	(5,439)	-	(5,439)
Debt issued	(32,719)	128	(32,591)	(26,275)	(20,505)	(46,780)
Other financial obligations	(47)	(26)	(73)	(73)	(178)	(251)
Other interest or indexation expense	(308)	(190)	(498)	(172)	(594)	(766)
Gain (loss) from accounting hedges	1,972	-	1,972	1,321	-	1,321
Total interest or indexation expense	(143,199)	(575)	(143,774)	(135,394)	(26,172)	(161,566)

For purposes of the Statement of Cash Flows, net interest and indexation income for March 2015 is MCh$ 125,202 (MCh$150,234 in March 2014).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 22 - FEE AND COMMISSION INCOME AND EXPENSES

This account includes all commissions accrued and paid during the year, except those included in the effective interest rate of financial instruments. They consist primarily of:

a)           Fee and commission income:

	As of March 31, 2015	As of March 31, 2014
	MCh$	MCh$

Fee and commission income
Lines of credit and overdrafts	1,918	2,824
Guarantees and letters of credit	2,805	3,072
Credit card services	9,373	8,906
Account management	2,703	2,728
Collections, billing and payments	7,892	7,813
Securities brokerage and management	2,336	2,106
Mutual funds and other investments	5,584	4,984
Insurance brokerage	3,944	4,998
Financial consulting services	6,811	862
Other fees for services provided	3,992	3,839
Other commissions earned	428	394

Total fee and commission income	47,786	42,526

b)           Fee and commission expenses:

	As of March 31, 2015	As of March 31, 2014
	MCh$	MCh$

Fee and commission expenses
Credit card transactions	(5,163)	(4,266)
Securities transactions	(933)	(1,124)
Commissions paid through Chilean clearing house (ACC)	(1,243)	(1,131)
Foreign trade transactions	(115)	(687)
Expenses from refunded commissions	-	(1)
CorpPuntos loyalty program	(268)	(233)
CorpPuntos loyalty program benefits	(301)	(190)
Loan services to customers	(917)	(375)
Fees for payroll deduction agreements	(1,402)	(167)
Other commissions paid	(865)	(2,082)

Total fee and commission expenses	(11,207)	(10,256)

Commissions earned for transactions with letters of credit are presented in the Statement of Income within "interest and indexation income".

For purposes of the Statement of Cash Flows, net fee and commission income for March 2015 is MCh$ 36,579 (MCh$ 32,270 in March 2014).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 23 - NET FINANCIAL OPERATING INCOME

This account includes adjustments for variations in financial instruments except those attributable to interest accrued using the effective interest rate method on value corrections of assets, as well as gains or losses obtained from sales and purchases.

Net financial operating income contained in the Statement of Income consists of the following concepts:

	As of March 31, 2015	As of March 31, 2014
	MCh$	MCh$
Trading securities	7,203	8,668
Trading derivatives	46,103	34,129
Other assets at fair value through profit and loss	218	(1,082)
Financial assets available for sale	14,042	6,142
Gain on repurchase of bank-issued time deposit	5	17
Loss on repurchase of bank-issued time deposit	(131)	(131)
Other	88	254

Total	67,528	47,997

NOTE 24 - NET FOREIGN EXCHANGE TRANSACTIONS

This includes the gain or loss from purchases and sales of currency, differences that arise from translating monetary items in foreign currency to the functional currency and from non-monetary assets in foreign currency upon disposal. Net foreign exchange transactions are detailed as follows:

	As of March 31, 2015	As of March 31, 2014
	MCh$	MCh$
Net foreign exchange transactions
Net loss on currency positions	(21,256)	(14,131)
Gain on purchase and sale of currency	580	513
Other currency gains	79	88

Subtotal	(20,597)	(13,530)

Net gain (loss) for exchange rate adjustments
Adjustments to loans to customers	346	709
Adjustments to investment securities	317	420
Adjustments to deposits and borrowings	-	-
Adjustments to other liabilities	(6)	(31)
Net gain (loss) on hedging derivatives	2,147	(985)

Subtotal	2,804	113

Total	(17,793)	(13,417)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 25 - CREDIT RISK PROVISIONS AND IMPAIRMENT

Movements in credit risk provisions and impairment during the three-month periods ended March 31, 2015 and 2014 and the year ended December 31, 2014, are detailed as follows:

		As of March 31, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision for Normal Portfolio MCh$	Total MCh$

Provisions established:
Individual provisions	(170)	(39,901)	-	-	(1,071)	-	-	(41,142)
Group provisions	-	(7,423)	(8,713)	(34,963)	(191)	-	-	(51,290)

Provisions established, net	(170)	(47,324)	(8,713)	(34,963)	(1,262)	-	-	(92,432)	(*)

Provisions released:
Individual provisions	71	17,888	-	-	542			18,501
Group provisions	-	1,749	12,198	15,955	377	-	-	30,279

Provisions released, net	71	19,637	12,198	15,955	919	-	-	48,780	(*)

Recovery of charged-off assets	-	1,899	419	2,364	-	-	-	4,682

Provisions, net	(99)	(25,788)	3,904	(16,644)	(343)	-	-	(38,970)

		As of December 31, 2014
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision for Normal Portfolio MCh$	Total MCh$

Provisions established:
Individual provisions	(269)	(133,767)	-	-	(8,207)	-	-	(142,243)
Group provisions	-	(45,398)	(10,198)	(138,902)	(2,197)	-	-	(196,695)

Provisions established, net	(269)	(179,165)	(10,198)	(138,902)	(10,404)	-	-	(338,938)

Provisions released:
Individual provisions	141	91,686	-		4,129		-	95,956
Group provisions	-	22,710	5,349	56,431	1,018	-	-	85,508

Provisions released, net	141	114,396	5,349	56,431	5,147	-	-	181,464

Recovery of charged-off assets	-	9,321	1,277	14,347	-	-	-	24,945

Provisions, net	(128)	(55,448)	(3,572)	(68,124)	(5,257)	-	-	(132,529)

		As of March 31, 2014
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision for Normal Portfolio MCh$	Total MCh$

Provisions established:
Individual provisions	(243)	(56,162)	-	-	(2,399)	-	-	(58,804)
Group provisions	-	(19,568)	(13,189)	(38,184)	(353)	-	-	(71,294)

Provisions established, net	(243)	(75,730)	(13,189)	(38,184)	(2,752)	-	-	(130,098)	(*)

Provisions released:
Individual provisions	256	44,240	-	-	715	-	-	45,211
Group provisions	-	16,408	12,437	21,051	458	-	-	50,354

Provisions released, net	256	60,648	12,437	21,051	1,173	-	-	95,565	(*)

Recovery of charged-off assets	13	752	290	3,056	-	-	-	4,098

Provisions, net	13	(14,330)	(462)	(14,077)	(1,579)	-	-	(30,435)

(*) Consolidated Statement of Cash Flows, March 2015 for MCh$43,652 and March 2014 for MCh$34,533.

In management's opinion, the credit risk provisions established cover all potential losses that may arise from not recovering assets, based on the information examined by the Bank and its subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 26 - PAYROLL AND PERSONNEL EXPENSES

Payroll and personnel expenses for the periods ended March 31, 2015 and 2014, are detailed as follows:

	As of March 31, 2015	As of March 31, 2014
	MCh$	MCh$
Personnel compensation	(30,316)	(31,167)
Bonuses	(13,602)	(14,020)
Employee termination benefits	(995)	(2,523)
Training expenses	(205)	(364)
Life and health insurance	(438)	(304)
Other personnel expenses	(4,646)	(3,997)

Total	(50,202)	(52,375)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 27 - ADMINISTRATIVE EXPENSES

For the periods ended March 31, 2015 and 2014, administrative expenses are detailed as follows:

	As of March 31, 2015	As of March 31, 2014
	MCh$	MCh$
Maintenance and repair of property, plant and equipment	(2,728)	(2,675)
Office leases	(5,225)	(4,947)
Equipment leases	(898)	(800)
Insurance premiums	(4,369)	(3,571)
Office supplies	(359)	(375)
IT and communications expenses	(2,798)	(2,690)
Lighting, heating and other utilities	(1,401)	(1,328)
Security and transportation of valuables	(483)	(673)
Travel and entertainment expenses	(741)	(642)
Court and notary expenses	(357)	(115)
Fees for technical reports	(7,387)	(3,365)
Professional service fees	(364)	(379)
Securities rating fees	(15)	(68)
Regulatory fines	(33)	(40)
Comprehensive management of ATMs	(568)	(725)
Management of outsourced temp services	(213)	(223)
Postage and mailing expenses	(119)	(131)
Internal events	(176)	(275)
Donations	(548)	(473)
Contracted services	(101)	(355)
Miscellaneous contributions	(109)	(232)
CCA transfer services	(97)	(87)
Credit card miles	(1,103)	(481)
Credit card management	(499)	(1,246)
CorpBanca loyalty points	(699)	-
Other general administrative expenses	(2,717)	(3,734)
Subtotal	(34,107)	(29,630)

Outsourced Services	(5,253)	(7,028)
Data processing	(3,309)	(2,535)
Product sales	(187)	(55)
Credit assessments	(109)	(1,107)
Other	(1,648)	(3,331)

Board Expenses	(236)	(369)
Directors’ fees	(236)	(360)
Other board expenses	-	(9)

Advertising	(1,401)	(1,694)

Taxes, Property Taxes and Contributions	(10,564)	(7,956)
Property taxes	(88)	(98)
Municipal business permits	(217)	(228)
Other taxes (*)	(8,887)	(6,432)
Contribution to SBIF	(1,372)	(1,198)

Total	(51,561)	(46,677)

(*) This amount corresponds primarily to taxes other than income taxes that affect CorpBanca Colombia and its subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 28 - DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	Amounts charged to profit and loss for depreciation, amortization and impairment during the periods ended March 31, 2015 and 2014, are detailed as follows:

	As of March 31, 2015	As of December 31, 2014
	MCh$	MCh$
Depreciation and amortization
Depreciation of property, plant and equipment	(2,834)	(13,827)
Amortization of intangible assets (Note 12)	(7,972)	(37,786)
Balances	(10,806)	(51,613)

b)	Impairment:

For the periods ended March 31, 2015 and 2014, impairment expenses are detailed as follows:

	As of March 31, 2015	As of March 31, 2014
	MCh$	MCh$

Impairment of financial assets available for sale	-	-
Impairment of financial assets held to maturity	-	-
Subtotal financial assets	-	-

Impairment of property, plant and equipment (1)	(11)	-
Impairment of intangible assets	-	-
Subtotal non-financial assets	(11)

Total	(11)	-

(1) Impairment for technological obsolescence as a result of new regulations on ATMs (decree 222 dated October 30, 2013 from the Ministry of Internal Affairs and Public Safety), accounted for in accordance with IAS 36 Impairment of Assets.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 29 - RELATED PARTY TRANSACTIONS

In conformity with the General Banking Law the instructions issued by the SBIF, a related party is defined as an individual or legal entity related to the property or management of an institution, either directly or through a third party.

Article 89 of the Corporations Law, which also applies to banks, establishes that any transaction with a related party must take place under arm’s length conditions similar to those prevailing in the market.

For publicly-held corporations and their subsidiaries, transaction with related parties is defined as any negotiation, act, contract or transaction in which the company must intervene, while related party is defined as the entities of the corporate group to which the company belongs; the legal entities that, with regard to the company, are considered its parent company, affiliate, subsidiary, associate; individuals that are directors, managers, administrators, key executives or liquidators of the company, on their own behalf or in representation of persons other than the company and their respective spouses until a second degree blood relationship, as well as any entity controlled directly or indirectly through any of them; and any person that alone or with other persons through an agreement of joint action can designate at least one member of the company's management or control 10% or more of its capital, with voting rights, if the company has shares; those that establish the company's bylaws or are justifiably identified by the directors' committee; and those in which he has performed the function of director, manager, administrator, key executive or liquidator of the company within the last 18 months. Article 147 of the Corporations Law sets forth that a publicly held corporation may only carry out transactions with related parties when they are intended to contribute to the corporate interest and are adjusted in price, terms and conditions to those prevailing in the market at the time of their approval and that meet the requirements and procedures indicated in that standard. Moreover, Article 84 of the General Banking Law establishes limits on loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

a. Loans to Related Parties

As of March 31, 2015 and 2014 and December 31, 2014, loans to related parties are detailed as follows:

March 31, 2015	Producers of Goods and Services	Holding Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	173,773	30,730	1,939
Mortgage loans	-	-	14,861
Consumer loans	-	-	2,830
Gross loans	173,773	30,730	19,630
Loan provisions	(1,995)	(154)	(56)

Net loans	171,778	30,576	19,574

Contingent loans	82,879	1,717	3,883
Provisions for contingent loans	(86)	(7)	(2)

Net contingent loans	82,793	1,710	3,881

December 31, 2014	Producers of Goods and Services	Holding Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	181,576	31,351	1,741
Mortgage loans	-	-	14,580
Consumer loans	-	-	2,592
Gross loans	181,576	31,351	18,913
Loan provisions	(2,650)	(154)	(47)

Net loans	178,926	31,197	18,866

Contingent loans	77,444	387	2,304
Provisions for contingent loans	(1,048)	(75)	-

Net contingent loans	76,396	312	2,304

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

b. Other Related Party Transactions

For the periods ended March 31, 2015 and 2014, and December 31, 2014, the Bank has carried out the following transactions with related parties for amounts greater than 1,000 UF.

As of March 31, 2015
Name or Corporate Name	Description	Note	Balances Receivable (Payable)	Effect on Profit (Loss)
				Income	Expenses
			MCh$	MCh$	MCh$
Transbank S.A.	Credit card management		-	-	1,446
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees		-	-	942
Inversiones Corp Group Interhold Ltda.	Administrative consulting		-	-	560
Redbanc S.A.	ATM management		-	-	731
Promoservice S.A.	Promotional services		-	-	227
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management		-	-	168
Corp Group Holding Inversiones Limitada	Advisory services		-	-	92
Corp Research S.A	Advisory services		-	-	105
Fundación Descúbreme	Donations		-	-	60
Fundación CorpGroup Centro Cultural	Donations		-	-	475
Grupo de Radios Dial S.A.	Advertising		-	-	58
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease		-	-	39
Hotel Corporation of Chile S.A.	Lodging, events		-	-	27
Pulso Editorial S.A	Advertising services		-	-	124
Corp Imagen y Diseños S.A.	Other services		-	-	28
SMU S.A., Rendic Hnos S.A.	Lease ATM space	14	17,652	-	501

As of December 31, 2014
Name or Corporate Name	Description	Note	Balances Receivable (Payable)	Effect on Profit (Loss)
				Income	Expenses
			MCh$	MCh$	MCh$
Transbank S.A.	Credit card management		-	-	3,617
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees		-	-	3,067
Inversiones Corp Group Interhold Ltda.	Administrative consulting		-	-	2,187
Redbanc S.A.	ATM management		-	-	2,016
Recaudaciones y Cobranzas S.A.	Office lease and collections services		-	-	1,943
Promoservice S.A.	Promotional services		-	-	1,188
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management		-	-	936
Corp Group Holding Inversiones Limitada	Advisory services		-	-	618
Empresa Periodistica La Tercera S.A.	Advertising services		-	-	282
Corp Research S.A	Advisory services		-	-	408
Fundación Descúbreme	Donations		-	-	120
Fundación de Inclusión Social Aprendamos	Donations		-	-	5
Fundación CorpGroup Centro Cultural	Donations		-	-	1,505
Grupo de Radios Dial S.A.	Advertising		-	-	177
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease				159
Hotel Corporation of Chile S.A.	Lodging, events		-	-	132
Pulso Editorial S.A	Advertising services		-	-	111
Corp Imagen y Diseños S.A.	Other services		-	-	76
CAI Gestion Immobiliaría S.A.	Department stores		-	-	219
Asesorias e Inversiones Rapelco Limitada S.A.	Other services		-	-	49
SMU S.A., Rendic Hnos S.A.	Lease ATM space	14	18,157	-	2,092

As of March 31, 2014
Name or Corporate Name	Description	Note	Balances Receivable (Payable)	Effect on Profit (Loss)
				Income	Expenses
			MCh$	MCh$	MCh$
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees		-	-	700
Transbank S.A.	Credit card management		-	-	709
Corp Group Interhold S.A.	Administrative consulting		-	-	535
Redbanc S.A.	ATM management		-	-	442
Promoservice S.A.	Promotional services		-	-	251
Recaudaciones y Cobranzas S.A.	Office lease and collections services		-	-	409
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management		-	-	164
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office leave		-	-	38
Empresa Periodistica La Tercera S.A.	Advertising services		-	-	112
Corp Group Holding Inversiones Limitada	Advisory services		-	-	117
Corp Research S.A.	Advisory services		-	-	100
Grupo de Radios Dial S.A.	Advertising		-	-	61
Hotel Corporation of Chile S.A.	Lodging, events		-	-	32
Pulso Editorial S.A	Advertising services		-	-	25
Inmobiliaria Edificio CorpGroup S.A.	Donations		-	-	374
SMU S.A., Rendic Hnos S.A.	Lease ATM space		18,864	-	506

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

These transactions were carried out under normal market conditions prevailing when the contracts were signed.

c. Donations

As of March 31, 2015

		Balances	Effect on Profit (Loss)
Name or Corporate Name	Description	Receivable	Income	Expenses
		MCh$	MCh$	MCh$
Fundación CorpGroup Centro Cultural	Donations	-	-	475
Fundación Descúbreme	Donations	-	-	60

  As of December 31, 2014

		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses

Fundación CorpGroup Centro Cultural	Donations	-	-	1,505
Fundación Descúbreme	Donations	-	-	78
Fundación de Inclusión Social Aprendamos	Donations			5

  As of March 31, 2014

		Balances	Effect on Profit (Loss)
Name or Corporate Name	Description	Receivable	Income	Expenses
		MCh$	MCh$	MCh$
Fundación CorpGroup Centro Cultural	Donations	-	-	374
Fundación Descúbreme	Donations	-	-	60

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014
NOTE 30 - RISK MANAGEMENT

1. Introduction:

As a result of its activities, the Bank is exposed to several types of risks mainly related to its loan portfolio and financial instruments. The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At CorpBanca, the board of directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank's risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the board of directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices. To accomplish this, various committees, support areas, codes and manuals have been developed, which lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank's risks.

Directors’ and Audit Committee

The purpose of the Directors' Committee is to strengthen self-regulation within the Bank, thus improving the efficiency of the directors’ supervisory activities and adopting any agreements necessary to protect shareholders, particularly minority shareholders. This committee is responsible for, among other functions, examining accounting and financial reports, transactions with related parties and compensation of managers and senior executives.

The Audit Committee’s objective is to promote efficiency within the Bank’s internal control systems and compliance with regulations. In addition, it must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a bridge between the internal audit department and the external auditors as well as between these two groups and the board of directors.

Corporate Governance Committee

The Corporate Governance Committee is a consultation body of the board of directors whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it is responsible for evaluating the current practices and policies, proposing and making recommendations to the board of directors on improvements, reforms and adjustments that it deems appropriate, also ensuring proper implementation and application of these corporate governance practices and policies defined by the Bank's board of directors. The committee performs these functions for the Bank, its divisions, its subsidiaries and its foreign entities.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

This committee is governed by its bylaws, as well as applicable SBIF regulations, general character standards from the SVS, the General Banking Law, the Corporations Law and other current laws and regulations or others issued in the future on these matters. The work of this committee is also particularly based on the principles of the Organization for Economic Cooperation and Development (OECD) as well as of the Basel Committee on Banking Supervision with regards to good governance matters in financial companies.

Loan Committees

These committees are comprised of directors and/or executives from the commercial and risk divisions as well as directors based on the required credit attributions and are intended to make decisions on different loan transactions and conditions that involve credit risk for the Bank. In addition, the highest decision-making authority—the Executive Committee—approves new, amended and/or updated credit policies.

Retail Risk Committee

The objective of this committee is to evaluate risk policies, mechanisms and procedures in place as well as to recommend measures and adjustments that help optimize the risk-return ratio for all segments within retail or consumer banking, maintaining risk in line with the returns sought by the Bank, granting flexible and specialized services that meet their customers' needs. It proposes policies and strategies to improve diverse credit risk management processes in order to evaluate, rate and control the Bank's internal processes to guarantee effective compliance and achieve proposed objectives. It reports directly to the Bank's board of directors and is comprised of several directors other than the members of the Directors'-Audit Committee.

Asset-Liability Committee (ALCO)

This committee is responsible for establishing the policy framework for financial risk management, in accordance with guidelines defined by the board of directors and current legislation, as well as reviewing macroeconomic and financial conditions, the risks taken by the Bank and the results obtained. Its main function is divided between commercial and financial matters. It approves the strategies that guide the Bank's composition of assets and liabilities, cash inflows and outflows and transactions with financial instruments. This was done so that, after considering the diverse alternatives available, the Bank makes the decisions that ensure the highest and most sustainable returns with risk levels that are compatible with the financial business, current regulations and internal standards.

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This committee is in charge of preventing money laundering and terrorism financing. Its main purposes include planning and coordinating activities to comply with related policies and procedures, maintaining itself informed of work carried out by the Compliance Officer and making decisions on any improvements to control measures proposed by the Compliance Officer.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Compliance Committee

The purpose of this committee is to monitor compliance with the Codes of Conduct and other complementary rules; establish and develop procedures necessary for compliance with these codes; interpret, administer and supervise compliance with these rules; and resolve any conflicts that may arise. This committee is comprised of one director; the Chief Executive Officer; the Legal Services Division Manager; the Organizational Development Division Manager and the Compliance Officer.

Office of the Comptroller

The main function of the Office of the Comptroller is to support the board of directors and senior management to ensure maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

CorpBanca’s objective is to continue progressing to become the best bank and have first-rate human capital. All associates and directors of CorpBanca and its subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients' trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

2. Main Risks Affecting the Bank:

2.1           Quantitative and Qualitative Disclosures about Credit Risk

For CorpBanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank's portfolio management efforts, striving to maintain a proper risk/return ratio.

CorpBanca’s credit risk management is based on the following key elements:

-	Loan policies.
-	Loan approval processes.
-	Sound risk culture that is consistent with the Bank's strategy.
-	Regulatory and preventative outlook on risk.
-	Human resources with considerable expertise in loan-related decision making.
-	Active participation from Credit Risk Division in the approval process, using a market segmented structure.
-	Defined monitoring and collections processes with involvement from the Commercial, Risk, Rating and Asset Control Areas.
-	Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.
-	The Companies Risk Division fulfills a checks-and-balances function for the commercial areas.

The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings. The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc.

The Bank’s risk management tool divides its portfolio into the following categories:

Normal Risk Portfolio
Watch List Portfolio
Default Portfolio

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Normal Risk Portfolio

The risk involved is reviewed at the following times:

-	For each loan proposal upon initial granting, renewals and for special transactions.
-	When deemed necessary by the Rating and Asset Control Division or the Companies Credit Risk Division.
-	Whenever the account executive determines that relevant changes have occurred in any of the debtor’s risk factors that may imply greater risk.
-	Through a monthly sample provided by the warning system.
-	Through periodic review by diverse centers of responsibility.

Watch List

An asset on the watch list presents weaknesses that can correct themselves, but requires special attention from each account executive and the Rating and Asset Control Division. Payment outlooks are satisfactory but may deteriorate if these weaknesses are not corrected. Loans in this category do not necessarily present expected losses for the Bank.

To safeguard the credit quality of loans, the Bank has established that the commercial segments must maintain a minimum of 5% of the Bank's commercial portfolio on the watch list.

The watch list is managed by the Commercial Areas. These areas must comply with action plans established by the Watch List Committee.

The watch list is also reviewed by the Watch List Committee, which is composed of the Companies Credit Risk and/or Credit Risk Division Manager, Rating and Asset Control Division Manager and the corresponding Commercial Area Managers, based on the following timetable:

Every 4 months	Debtors are reviewed using these strategies:
V1 Exit
V2 Guarantee
V3 Reduce

Every 6 months	V4 Continue
Every 2 months	V5 Structured exit
If the loan remains unpaid.

The committee reviews all debtors classified individually on the watch list, which controls 93% of the Bank's commercial portfolio on a case-by-case basis.

The Risk Manager of each commercial segment and the Rating and Asset Control Division Manager are responsible for monitoring the account executive’s compliance with action plans and any agreements made by the Watch List Committee.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Debtors on the watch list must be included in the following action plans, depending on the type of problems that affect them:

Debtors with exit plans.
The Bank made the decision to completely eliminate the risk. For these debtors, there must be a defined payment plan.	V1

Debtors with plans to increase guarantee coverage.	V2

Debtors with plans to decrease exposure.
Decrease debt to an amount that is comfortable for the Bank.	V3

Debtors with monitoring plans.
Less degree of concern. Example: monitoring the capitalization of a company that is committed but not executed, one-time delays in payments, payment of claims questioned by the insurance company.	V4

Debtors with structured payment plans.
Defined payment plan for all debt. Only requires monitoring that installments are paid on time.	V5

Debtors declared as satisfactory assets.
They were eliminated from the system after having satisfactorily complied with agreed-upon action plans.	V0

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Variables that determine the classification of an asset as on the watch list.

1.           Using warning signs, which may include:

•           Qualitative aspects of debtor (some examples)

Change of owner, partner or guarantor
Problems between partners
Change of marital regime of guarantors
Change of ownership of property, plant and equipment
Labor conflicts
Quality of financial information
Adverse situation in industry or market in which debtor does business
Regulatory changes
Damage to facilities

•           Quantitative aspects of debtor (some examples)

Decrease in sales
Decrease in gross or operating margins
Increase in cash cycle (inventory permanence, age of receivables)
Increase in bank debt
Significant withdrawals by partners
Increase in investments in and receivables from related parties
Major investment projects

•           Payment behavior

Requesting continual renewals
Continuous internal overdrafts
Unpaid balances more than 30 days past due in financial system and/or past-due portfolio
Documents issued with insufficient funds
Scarce movements in current account
Unexplained labor and other violations
Number of defaults in Bank and financial system

2.           Debtor risk rating

When the customer should be classified in category A6 or worse

3.           Debtor analysis

As a result of renewals of lines of credit or requests for particular loans, the commercial and financial situation are reviewed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Who classified the debtor on the watch list?

•           Account Executives
•           Risk Managers
•           Loan Approval Committees
•           Past-due Portfolio Committee
•           Rating and Asset Control Manager
•           Commercial Managers

To whom was the request for classification made?

Rating and Asset Control Manager

Who changes payment plans for debtors on the watch list or removes customers from the list?

The Rating and Asset Control Division is the only entity that can change, modify or exclude a customer from the watch list.

How is a customer removed from the watch list?

The request is submitted to the committee, which then studies the information and approves or rejects the request.

How is the Commercial Area informed of the committee's agreements?

Through minutes issued by the Rating and Asset Control Manager.

Default Portfolio

This includes the entire portfolio managed by the Normalization Division. All customers with individual ratings of C1 or worse and all customers that have defaulted on any loan as a result of payment capacity problems, regardless of their rating, should be transferred to this division.

The Rating and Asset Control Division reviews compliance with this provision on a monthly basis.

This portfolio is revised by the Rating and Asset Control Division each month.

Derivative Instruments

The Bank has strict controls for derivative contracts negotiated directly with its counterparties. Credit risk is limited to the fair value of contracts that are favorable for the Bank (asset position), which only represents a small fraction of the notional values of those instruments. This exposure to credit risk is managed as part of the loan limits for customers, together with potential exposure from market fluctuations. In order to mitigate risk, the Bank tends to operate with counterparty deposit margins.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include guarantors and pledges, documentary letters of credit, bank guarantees and commitments to grant loans.

Cosignatories and sureties represent an irrevocable payment obligation. In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness. Bank guarantees are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Regarding commitments to grant loans, the Bank is potentially exposed to losses equivalent to the unused total of the commitment. However, the likely amount of the loss is less than the unused total of the commitment. The Bank monitors the maturity of lines of credit because generally long-term commitments have greater credit risk than short-term commitments.

Financial Instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank's favor. The main guarantees provided by customers are detailed as follows:

-       For loans to companies, the main guarantees are:

●	Machinery and/or equipment
●	Projects under construction, buldings with specific purposes and
●	urban plots or land.

-      For loans to individuals, the main guarantees are:

●	Houses,
●	Apartments and
●	Automobiles.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Credit Quality by Financial Asset Class

The credit quality of financial assets is described in conformity with the SBIF Compendium of Accounting Standards. The following table summarizes financial assets by credit quality:

As of March 31, 2015	Individual Portfolio																				Group Portfolio
		Normal Portfolio						Substandard Portfolio					Default Portfolio								Normal Portfolio	Default Portfolio
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total			Subtotal	Overall Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advances to banks	340,000	7,008	65,516	54,357	-	-	466,881	-	-	-	-	-	-	-	-	-	-	-	-	466,881	-	-	-	466,881
								-	-	-	-		-	-	-	-	-	-
Loans to customers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial loans:	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial loans	-	412,509	1,793,233	3,216,579	2,150,067	302,645	7,875,033	158,673	50,050	41,949	46,842	297,514	62,194	12,237	4,320	3,927	9,677	35,263	127,618	8,300,165	222,850	45,318	268,168	8,568,333
Foreign trade loans	-	6,251	159,446	166,026	90,494	33,651	455,868	27,084	703	-	-	27,787	1,075	7,168	393	332	3,409	1,119	13,496	497,151	90,796	419	91,215	588,366
Current account overdrafts	-	254	21,685	19,812	11,564	267	53,582	209	45	51	370	675	485	61	25	137	53	213	974	55,231	12,260	1,709	13,969	69,200
Factoring transactions	-	-	1,142	24,825	22,344	169	48,480	203	88	-	-	291	1	-	-	41	30	16	86	48,857	3,558	120	3,678	52,535
Lease transactions	-	6,814	57,044	303,695	278,847	48,676	695,076	37,672	6,854	7,970	15,986	68,482	8,191	3,548	3,955	2,978	3,312	72	22,056	785,614	70,734	4,396	75,130	860,744
Other loans and receivables	-	243	1,435	5,503	3,960	113	11,254	95	67	40	31	233	21	10	100	27	159	839	1,156	12,643	299,144	495	299,639	312,282
Subtotal commercial loans	-	426,071	2,033,985	3,736,440	2,557,276	385,521	9,139,293	223,936	57,807	50,010	63,229	394,982	71,965	23,024	8,793	7,442	16,640	37,522	165,386	9,699,661	699,342	52,457	751,799	10,451,460

Consumer loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,671,825	47,073	1,718,898	1,718,898

Mortgage loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,194,608	35,864	2,230,472	2,230,472

Total loans to customers	-	426,071	2,033,985	3,736,440	2,557,276	385,521	9,139,293	223,936	57,807	50,010	63,229	394,982	71,965	23,024	8,793	7,442	16,640	37,522	165,386	9,699,661	4,565,775	135,394	4,701,169	14,400,830
Investment securities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

As of December 31, 2014	Individual Portfolio																				Group Portfolio
		Normal Portfolio						Substandard Portfolio					Default Portfolio								Normal Portfolio	Default Portfolio
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total			Subtotal	Overall Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advances to banks	620,047	145,363	44,820	4,250	-	-	814,480	-	-	-	-	-	-	-	-	-	-	-	-	814,480	-	-	-	814,480
Loans to customers																	-
Commercial loans:
Commercial loans	-	440,672	1,715,679	3,096,734	2,092,385	244,994	7,590,464	142,492	51,960	49,461	27,078	270,991	58,957	12,231	3,153	5,429	11,441	35,602	126,813	7,988,268	360,659	47.987	408,646	8,396,914
Foreign trade loans	-	6,821	160,843	177,597	88,026	8,926	442,213	28,230	1,243	-	875	30,348	1,030	6,955	381	386	13,155	1,211	23,118	495,679	9,497	375	9,872	505,551
Current account overdrafts	-	-	8,235	8,443	3,918	264	20,860	413	123	7	77	620	476	63	-	190	73	232	1,034	22,514	10,918	1,611	12,529	35,043
Factoring transactions	-	-	4,574	30,570	28,474	481	64,099	29	-	-	11	40	1	-	-	-	30	25	54	64,193	5,643	78	5,721	69,914
Lease transactions	-	6,762	69,110	324,541	285,389	31,491	717,293	33,432	12,244	10,089	5,083	60,848	8,359	3,122	1,396	2,902	3,028	91	18,898	797,039	78,724	5,030	83,754	880,793
Other loans and receivables	2	168	1,686	4,566	2,924	141	9,487	86	54	30	26	196	350	103	7	27	157	860	1,504	11,187	300,136	593	300,729	311,916
Subtotal commercial loans	2	454,423	1,960,127	3,642,451	2,501,116	286,297	8,844,416	204,682	65,624	59,587	33,150	363,043	69,171	22,474	4,937	8,934	27,884	38,021	171,421	9,378,880	765,577	55,674	821,251	10,200,131

Consumer loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,717,344	48,989	1,766,333	1,766,333

Mortgage loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,207,504	37,381	2,244,885	2,244,885

Total loans to customers	2	454,423	1,960,127	3,642,451	2,501,116	286,287	8,844,416	204,682	65,624	59,587	33,150	363,043	69,171	22,474	4,937	8,934	27,884	38,021	171,421	9,378,880	4,690,425	142,044	4,832,469	14,211,349
Investment securities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

FINANCIAL RISK MANAGEMENT

Definition and Principles of Financial Risk Management

Market Risk

Definition

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This exposure stems from both the trading book, where positions are valued at fair value, and the banking book, which is at amortized cost. The different valuation methodologies require the use of diverse tools to measure and control the impact on either the value of the Bank's positions or its financial margin.

Decisions as to how to manage these risks are reviewed by committees, the most important of which is the Asset-Liability Committee (ALCO).

Each of the activities are measured, analyzed and reported on a daily basis using different metrics to ascertain their risk profiles.

The following section describes the main risk factors along with the tools we use to monitor the most important impacts of market risk factors to which the Bank and its subsidiaries are exposed.

Risk Factors

Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions.

The main sources of foreign exchange risk are:

- Positions in foreign currency (FX) within the trading book.
- Currency mismatches between assets and liabilities in the banking book.
- Cash flow mismatches in different currencies.
- Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the bank's income statement and equity. This effect is known as "translation risk".

Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. UF, UVR or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the balance sheet may be denominated.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Interest Rate Risk

Interest rate risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of trading instruments and the financial margin and other gains from the banking book such as fees. Likewise, fluctuations in interest rates can affect the underlying value of the Bank's assets and liabilities and of derivative instruments that are recorded off balance sheet at fair value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin and equity.

Movements in interest rates can be explained by at least the following risk factors:

●	Systemic risk
●	Funding liquidity risk
●	Credit risk
●	Specific risk

Prepayment or Call Risk

This risk arises from the possible prepayment (partial or full) of any transaction before its contractual maturity, generating the need to reinvest the freed cash flows at a different rate than that of the prepaid transaction.

Underwriting Risk

This risk arises as a result of the Bank underwriting a placement of bonds or other debt instruments, taking on the risk of coming to own the portion of the issuance that could not be placed among potential interested parties.

Correlation Risk

Correlation risk is the exposure to changes in estimated correlations between the relative value of two or more assets, or a difference between the effective and estimated correlation over the life of the transaction.

Market Liquidity Risk

Market liquidity risk is the exposure to losses as a result of the potential impact on transaction prices or costs in the sale or closure of a position. This risk is related to the particular market's degree of depth.

Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

and level of the underlying factors, as well as the exposure to changes in the perceived volatility of these factors.

Management Principles

The following principles govern the market risk management efforts of CorpBanca and its subsidiaries:

•
Business and trades are conducted in line with established policies, pre-approved limits, guidelines, procedure controls and clearly defined delegation of decision-making authority, in compliance with applicable laws and regulations.

•
The Bank's organizational structure must ensure effective segregation of duties so that trading, monitoring, accounting and risk measurement and management are performed and reported independently using a dual-control system.

•	Trading of new products and participation in new markets can only take place if:
	o	The product has been approved by the Bank's New Product Committee.
	o	A full assessment has been conducted to determine if the activity falls within the bank's general risk tolerance and specific commercial objectives.
	o	Proper controls and limits have been set for that activity.
•	The limits, terms and conditions stipulated in the authorizations are monitored on a daily basis and any excesses are reported no later than the following day.
•	Trading positions are valued each day at fair value in accordance with the Valuation Policy.
•	All trades must be executed at current market rates.

Funding Liquidity Risk Definition

Funding liquidity risk is the exposure of the Bank and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•	the liquidation of positions, when it so decides, to occur without significant losses.
•	the commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.
•	the Bank to avoid fines or regulatory sanctions for not complying with regulations.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Management Principles

The principles used to manage funding liquidity risk include:

•	Balancing strategic liquidity objectives with corporate profitability objectives, designing and implementing investment and financing strategies to compete with our key competitors.
•	Designing policies, limits and procedures in accordance with banking regulations, internal rules and CorpBanca's strategic business objectives.
•
Establishing a robust framework for managing liquidity risk that guarantees that the entity will maintain sufficient liquidity, including a cushion of high-quality, unencumbered liquid assets that can be used to contend with a series of stress-generating events, including those that bring about losses or weaken sources of secured and unsecured financing.

•	Clearly establishing liquidity risk tolerance appropriate for its business strategy and its size within the financial system.
•
The Bank has a financing strategy that promotes effective diversification of funding sources and maturities. It maintains a continuous presence in the funding market with correspondent banks and select customers, maintaining close relationships and promoting diversification of funding sources. It also keeps appropriate lines of financing available, ensuring its ability to obtain liquid resources quickly. The Bank has identified the main factors of vulnerability that affect its ability to secure funds and monitors the validity of the assumptions behind estimates for obtaining funding.

a)
 CorpBanca actively manages its intraday liquidity positions and risks in order to punctually meet its payment and liquidation obligations both under normal circumstances as well as situations of stress, contributing to the smooth operations of the payment and settlement systems.

Counterparty Risk

Credit default risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty's inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing limits on the concentration of this risk in any one individual debtor, debtor group, product, industry segment or country. Such risks are continuously monitored and the limits by debtor, debtor group, product, industry and country are reviewed at least once per year and approved by the respective committee.

Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

Furthermore, the Bank has strict controls for derivative contracts negotiated directly with its counterparties. This exposure is managed using limits per customer based on a risk methodology equivalent to credit risk exposure. Lastly, the values of derivatives are adjusted to reflect the expected loss from the counterparty.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Corporate Governance Structure and Committees

CorpBanca has established a sound organizational structure for monitoring, controlling and managing market risks, based on the following principles:

•	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.
•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.
•	Senior management establishes the guidelines for risk appetite, and
•	is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

In order to guarantee the flexibility of management efforts and communication of risk levels to senior management, the following network of committees has been established:

•
Daily Committee: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

•
Market and Proprietary Trading Committee: Meets weekly to analyze management of positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

•	Financial Management Committee: Meets biweekly to analyze management of structural interest rate and indexation risk in the banking book.
•	Liquidity Management Committee: Meets biweekly to analyze management of funding liquidity risk.
•
Asset-Liability Committee (ALCO): Meets biweekly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

•
Board of Directors The board of directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

The Divisions in charge of managing market and funding liquidity risk are:

The Treasury Division is responsible for managing market risk. Its primary objective is to generate or conduct business with customers while its secondary function is to carry out proprietary trading.

The Finance and International Division is responsible for managing all structural risks in the markets in which it operates through the Financial Management and Liquidity Management Areas in order to provide greater stability to the financial margin and ensure suitable levels of solvency and liquidity.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

As with the corporate structure for financial risk, each local financial risk unit arranges its functions based on the specific characteristics of the business, operations, legal requirements or other relevant aspects.

In order to guarantee adherence to corporate policies and proper local execution, the corporate financial risk area and local units have the following roles and functions:

Corporate Financial Risk Area:

•	To design, propose and document risk policies and criteria, corporate limits and decision making and control processes.
•	To generate management schemes, systems and tools, overseeing and supporting implementation so that they function effectively.
•	To know, assimilate and adapt internal and external best practices.
•	To drive commercial activity to attain risk-weighted results.
•	To consolidate, analyze and control financial risk incurred by all perimeter units.

Local Financial Risk Units:

•	To measure, analyze and control the risks under their responsibility.
•	To adapt and embrace corporate policies and procedures through local approval.
•	To define and document local policies and lead local projects.
•	To apply policies and decision-making systems to each market.
•	To adapt the organization and management schemes to corporate frameworks and rules.

Monitoring and Controlling Financial Risk

Market Risk

Management Tools

Internal Monitoring

Limits and Warning Levels

Trading Book

The trading book consists of financial instruments that are allocated to diverse portfolios based on their strategy. The market risk of these instruments stems mainly from being recorded at fair value. As a result, changes in market conditions can directly impact their value. The following sections describe the monitoring and control structure for market risk in the trading book used during 2014.

Value at Risk (VaR)

The Value at Risk (VaR) methodology is the main tool for controlling market risk in the trading book. Its appeal lies in its providing a statistical measurement of the maximum expected loss at a

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

certain defined level of confidence, consolidating the risk exposures with the observed distribution of market factors.

The Bank assigns global limits based on its activities in different markets. In addition, in order to complement these global limits, VaR sublimits are defined using diverse variables such as market volatility, volume, liquidity and return on capital.

The following table presents the use of VaR during 2014 for the Bank and its Chilean and foreign subsidiaries.

The following graphs show the daily evolution of the VaR during 2015 for the Bank and its subsidiary in Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

VaR Backtesting

VaR backtesting is carried out at a local and corporate level by the different financial risk units. The backtesting methodology is applied consistently to all of the Bank's portfolios. These exercises consist of comparing the estimated VaR measurements at a determined level of confidence and time horizon against the real results of losses obtained during the same time horizon. The methodology used compares the results obtained without considering the intraday results or changes in positions within the portfolio. This method corroborates the individual models' ability to value and measure the risks from the different positions.

The following table shows trends in P&L and VaR for Chile.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

The graph presented above shows VaR movements with data from 300 days of history and the Bank's results in Chile. Based on the graph, during the time frame indicated, there were 2 exceptions over the daily VaR. The frequency or Kupiec test places the model within the green zone, which indicates that the model is correct and aligned with the hypotheses made and accepts exceptions generated with a frequency of close to 1%, which are also independent from one another.

The figure above illustrates an exception to the daily VaR. The frequency test places the model within the green zone, which indicates that there is no evidence for rejecting the model.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Interest Rate and Currency Sensitivity

Measuring interest rate and currency sensitivity is one of the main tools for monitoring market risk in the trading book, enabling the Bank to break down, understand and report on the directional positions to which it is exposed.

Interest rate and currency sensitivity is monitored on a daily basis and is limited by the VaR limits established for each portfolio.

At the same time, exchange rate risk is controlled using notional limits, giving fluidity to currency products with customers and simultaneously limiting trading positions. The following table shows the current notional limits as well as closing positions as of March 2015, and statistics for 2015.

Exchange Rate	As of March 31, 2015				Consumption Statistics 2015
	Limit [USD]	Position [USD]	VaR 99% [CLP]	VaR Inc 99% [CLP]	Minimum [USD]	Average [USD]	Maximum [USD]
USD/CLP	20,000,000	(631,831.79)	9,942,095.29	400,217.73	(15,539,175.54)	1,303,736.43	17,349,861.20
EUR/USD	5,000,000	463,127.86	4,227,223.81	(532,167.71)	(3,648,645.06)	328,288.69	3,847,711.51
JPY/USD	1,000,000	(62,328.96)	730,502.40	(14,581.84)	(62,328.96)	65,357.63	871,708.82
GBP/USD	1,000,000	(94,222.13)	602,457.20	38,904.69	(250,427.62)	42,033.26	130,228.12
CAD/USD	1,000,000	8,014.59	58,929.99	(3,912.30)	(20,748.54)	11,386.41	75,587.29
AUD/USD	1,000,000	78,232.49	932,014.25	37,821.94	32,632.95	55,402.88	83,799.73
MXN/USD	1,000,000	2,740.73	25,407.47	(2,669.57)	(24,710.67)	11,866.58	21,938.33
PEN/USD	1,000,000	-	-	-	-	-	-
BRL/USD	1,000,000	(9,435.86)	132,304.31	4,741.34	(9,764.69)	(1,600.72)	9,148.25
COP/USD	1,000,000	3,724.18	41,498.84	3,037.77	(424,320.70)	(42,361.45)	134,670.74
NOK/USD	500,000	136,185.94	1,594,700.70	149,781.99	31,033.99	100,300.04	138,216.80
DKK/USD	500,000	17,882.09	164,909.58	(20,779.01)	(297,482.77)	13,763.66	25,697.13
SEK/USD	500,000	14,274.15	199,151.27	(13,638.26)	(8,226.09)	7,708.50	18,230.99
CHF/USD	500,000	63,264.45	608,422.91	(77,550.30)	(2,334.47)	55,388.72	67,586.88
WON/USD	500,000	-	-	-	-	-	-
CNY/USD	500,000	6,699.95	16,571.94	1,729.46	6,694.30	7,601.40	20,002.58

FIGURE 5: CURRENT LIMITS AND CONSUMPTION OF CURRENCY POSITIONS FOR 2015

The following tables show the trends in the most important currency positions managed in Chile, which are the U.S. dollar (USD) and the euro (EUR).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

The limit for Colombia uses an overall position for all currencies, which cannot exceed US$ 40 million (notional). The table below shows the aggregate position for Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

       Sensitivity to Volatility

While the options portfolio is included in the VaR calculation described in the section above, the Bank also uses additional limits to controls the risks associated with the currency options portfolio. These added limits promote the product as a customer necessity, more than as trading positions.

●	Gamma Risk Limit or Effect of Convexity of Options
●	Vega Risk Limit or Effect of Variability of Area of Implied Market Volatility

The following figures show the use of limits as of March 2015, and trends in their use in Chile and the Colombian subsidiary.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

The following figures show the use of gamma and vega limits as of March 2015, for our subsidiary in Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Banking Book

The banking book consists primarily of:

Assets
•	Cash
•	Commercial, mortgage nad consumer loans from the commercial areas.
•	Fixed-income instruments classified as available for sale or held to maturity.
Liabilities
•	Demand deposits
•	Time deposits
•	Senior and subordinated bonds
•
Derivative instruments that qualify for hedge accounting: Derivatives that, meeting certain requirements, are given an accounting treatment different than those derivatives recorded in the trading book, the objective of which is to manage risks in the banking book.

The banking book's main risks and the tools used to monitor, control and manage these risks are described below.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Financial Investment Positions

The banking book includes a portfolio of financial investments classified as available-for-sale instruments, used to manage structural interest rate risk in the balance sheet. Exposure to this type of investments is calculated using PV01 and VaR market value sensitivities, in order to continuously monitor the volatility of book basis equity.

Sensitivity to Indexation

CorpBanca's balance sheet presents a mismatch between inflation-indexed assets and liabilities. The Chilean market has more indexed assets than liabilities, which explains why the Bank has a mismatch of inflation-indexed assets. This is due to the existence of medium and long-term indexed assets that are financed with liabilities in Chilean pesos.

Hedge accounting is used as an effective and relatively low-cost tool to manage this risk.

The following table shows the size of the mismatch as of year-end 2014 and the mismatch statistics during the year.

The following graph shows trends in this mismatch during 2015 and the Bank's relative ease in managing this risk. Throughout 2015, exposure remained at moderate levels.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Inflation Mismatch [MCh$]
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
02-01-2015
09-01-2015
16-01-2015
23-01-2015
30-01-2015
06-02-2015
13-02-2015
20-02-2015
27-02-2015
06-03-2015
13-03-2015
20-03-2015
27-03-2015

FIGURE 16: EVOLUTION OF INFLATION MISMATCH DURING 2015

Sensitivity of Financial Margin and Economic Capital

The Annual Income Sensitivity (AIS) index measures the sensitivity of the interest margin to 100 bp variations in the reinvestment rate for assets and liabilities during the next 12 months. The established limits are much lower than the Bank's profit for the year. During 2015, the sensitivity risk in the interest margin in Chile has remained low with a positive sensitivity to drops in interest rates.

The Market Value Sensitivity (MVS) index measures the sensitivity of the economic value (fair value) of the banking book in the event of a 100 bp increase in the valuation rates of assets and liabilities.

The tables below show the evolution of sensitivity indicators for interest margins and economic capital for Chile and Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Structural Exchange Rate Risk

Structural exchange rate risk arises from the Bank's positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the net income and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges.

The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 31, 2014, greater ongoing exposure was concentrated in Colombian pesos (approximately US$ 1.1 billion).

The Bank hedges part of these positions on a permanent basis using currency derivatives.

Stress Tests

These exercises allow weaknesses in positions and the balance sheet structure to be diagnosed. From this, the Bank can create a critical factor plan to be used before such scenarios come about, or a contingency plan for when the scenarios have already taken place or the estimated probability of occurrence is high.

Trading Book

In addition, market stress tests can be performed to test trading book positions under diverse extreme scenarios in order to estimate the losses they would generate.

The results of the market stress tests on the trading book are reported periodically to the ALCO and the board of directors.

Stress tests conducted during 2015 indicated that none of the critical scenarios considered would affect the Bank's solvency.

The list below enumerates some of the linear and historical sensitivity scenarios analyzed.

Banking Book

Market stress tests are also performed to test the banking book under diverse extreme scenarios in order to estimate the potential losses they would generate on both the interest margin and on capital. The results of the market stress tests on the banking book are disclosed periodically to the ALCO and the board of directors.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Methodologies

Trading Book

   Value at Risk - VaR

For the calculation of VaR, the non-parametric method of historical simulation is used, which consists of using a historical series of prices and the position at risk from the trading book.

A time series of simulated prices and yields is constructed with the assumption that the portfolio was conserved for the period of time of the historical series. The VaR tries to quantify a threshold of expected losses, which should only occur a certain percentage of times based on the level of confidence used in the calculation.

 Rate Sensitivity

Sources of rate risk include forwards, swaps and options. Rate sensitivity is calculated and reported by portfolio, by relevant discount curve and by maturity.

The present value of the portfolio is stressed by 1 bp. In other words, the present value is calculated by increasing the respective discount rate by 1 bp. The sensitivity of options is calculated using the theta value.

The variation in the present value of the portfolio corresponds to its sensitivity at a variation of one basis point (bp).

•	DV01: Sensitivity to 1 bp variation in rate i at band m.

•	PV: Present value of portfolio's cash flows.

•	PV’im: Present value of portfolio's cash flows with shock of 1 bp in rate i at time band m.

•	Pim: Net position in CLP at time band i, currency m.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

•	rim: Representative rate of currency m, time band i.

•	Ti: Representative maturity of time band i.

                      Currency Sensitivities

Sources of exchange rate risk come from both balance sheet and off-balance sheet positions such as derivatives.

Currency or position sensitivity corresponds to the market valuation of each cash flow in the currency of origin. That is, the cash flows in foreign currency expressed at present value.

•	PV: Present value of portfolio's cash flows.

•	PV'm: Present value of portfolio's cash flows with shock of 1 unit in exchange rate of currency m with respect to USD.

  Banking Book

  Sensitivity to Indexation

Sources of indexation risk come from both balance sheet and off-balance sheet positions such as derivatives that, as a result of a change in indexation units (UF, UVR or others), impact the Bank's profit for the year.

As with currency sensitivity, indexation sensitivity is the market valuation of each indexed cash flow. That is, the cash flows in indexation units expressed at present value.

•	PV: Present value of portfolio's cash flows.

•	PV'm: Present value of portfolio's cash flows with shock of 1 unit in exchange rate of currency m with respect to USD.

Sensitivity of Financial Margin

This measures the impact caused by a movement of 100 bp, over a twelve-month horizon, in the Bank's financial margin (interest earned less interest paid).

The information required to calculate the index is obtained from the regulatory cash flows of the market risk data from the balance sheet book (regulatory report C40) only considering the time bands up to 1Y included.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

•	Annual Income Sensitivity.
•	Pim: Net position in CLP in respective time band.
•	∆r: Variation of 100 bp.
•	Ti: Representative maturity of time band i.

 Sensitivity of Economic Capital

This measures the sensitivity of the market value of the cash flows associated with assets and liabilities in the event of a parallel change of 100 bp in the relevant discount curve.

The information required to calculate the index is obtained from the cash flows of the Bank's entire portfolio using data from the banking book.

The present value of the aggregate flows are discounted using the average terms of the respective time bands. Then the present value is calculated similarly with a shock increasing the respective discount rate by 100 bp.

•	MVS: Market Value Sensitivity.
•	PVim: Present value of the cash flows of time band i, currency m.
•	PV’im: Present value of the cash flows of time band i, currency m, with a shock of 100 bp in discount rates.

•	Pim: Net position in CLP at time band i, currency m.
•	rim: Representative rate of currency m, time band i.
•	Ti: Representative maturity of time band i.

Regulatory Monitoring

Regulatory monitoring of market risk exposure is measured in accordance with chapter III.B.2 of the Compendium of Financial Standards from the Chilean Central Bank and chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions for both the trading book and the banking book. In the trading book, the impact is measured in the event of a change in the market price of its financial positions as a result of variations in interest rates, exchange rates and volatility. In the banking book, the impact is measured on the entity's financial margin and present value.

The limits established for the trading book are for exposure to interest rate risk and exchange rate risk. The difference between the regulatory capital recorded by the financial institution and the sum of the following two items cannot be negative: (i) the product of the credit risk-weighted assets

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

defined in article 67 of the General Banking Law and the minimum percentage established for regulatory capital in article 66 of that law, and (ii) the sum of the trading book's exposure to interest rate risk and the exchange rate risks for the entire balance sheet measured in accordance with the Basel standard methodology with some important differences where exchange rate exposure stands out. As indicated in the paragraph above, the Bank must always comply with the following ratio:

Market risk exposure in accordance with regulatory methodology is detailed below:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

The market risk presented in the table above (measured in units of risk-weighted assets) shows that capital consumption related to the Bank's exposures to market risks is explained in more than 76% of the cases by the effect of our investment in CorpBanca Colombia. As of March 2015, this investment amounted to approximately US$ 1.0 billion. This exposure to exchange rate risk— Chilean peso vs. Colombian peso—is considered structural in the sense that it arises from a longterm investment.

It is also worth mentioning that in accordance with Chilean regulations, a sensitivity factor of 35% is applied to net exposures in foreign currencies of countries other than those classified as AAA or an equivalent rating. The standard sensitivity factor in the Basel standards is only 8%. As a result, the capital consumption that the Bank must report to comply with local regulations is more than 4 times greater than if international recommendations were applied.

The regulatory model for market risk in Colombia, as in Chile, is based on the standard Basel model, separated into risk factors (i.e. interest rate, exchange rate and stock price). The volatilities applied to each of the factors are established by regulators. This result is used for the solvency margin, to which a factor equivalent to 100/9 is applied.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Chilean regulations also require banks to establish limits for their market risk exposure in their banking book, which includes limits based on sensitivity in the financial margin and volatility in its equity value. Measurement of exposure to interest rate and indexation risks in the banking book must consider both the short-term impact on the capacity to generate net interest and indexation income and the fees sensitive to changes in interest rates, as well as the long-term impact on the institution's economic value of adverse movements in interest rates.

The banking book's exposure to the net interest and indexation margin is known as the short-term limit and cannot exceed 35% of the accumulated interest and indexation margin, plus fees sensitive to interest rates charged in the twelve months prior to the date of measurement. The exposure of capital to changes in interest rates has a long-term limit that cannot exceed 20% of regulatory capital. Both limits were presented and ratified by the Bank's board of directors.

The exposure of regulatory limits in the banking book for Chile are detailed as follows.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Finally, regulatory provisions in Colombia do not establish methodologies for determining market risk exposure for the banking book. However, they are monitored, controlled and reported on a daily basis using the internal methodologies described above.

Funding liquidity risk Management Tools

In order to comply with risk management objectives for funding liquidity risk, the monitoring and control structure is centered mainly on the following focal points:

•	Short-term maturity mismatch
•	Coverage capacity using liquid assets
•	Concentration of funding sources

Additionally, the monitoring and control structure for liquidity risk is complemented with stress testing in order to observe the institution's ability to respond in the event of illiquid conditions.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Internal Monitoring

Limits and Warning Levels

Thirty-day Liquidity Coverage Ratio

In order to safeguard the Bank's payment capacity in the event of illiquid conditions, a minimum has been established for the instruments portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources.

The limit for the liquidity coverage ratio is 50% of the 30-day mismatch in consolidated currency. The composition of liquid assets as of March 31, 2015 after applying the respective price volatility haircuts and market liquidity adjustments is presented in the table below.

Daily Wholesale Maturities

In order to control concentration of funding sources and safeguard compliance with obligations, the Bank monitors maturities of deposits in Chilean pesos by wholesale customers. This monitoring is conducted with a daily limit of MCh$ 50,000 of maturities per day.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014
Special treatment is given to this customer segment for two reasons:

•	They individually represent an important percentage of CorpBanca's business.
•
Given the profile of these customers in the wholesale segment, the renewal rate for these deposits tends to be lower. This last reason is consistent with cash disbursement models in regulatory reports, which do not assume that wholesale customers will renew deposits.

The maturity profile for wholesale deposits is monitored on a daily basis. As a result, excesses are detected and reported based on the structure of the maturity profile. Forecasted excesses must be justified the day after they are reported and must then be managed.

Warning Levels for Liquidity Requirements

In addition to monitoring and reporting all internal limits on a daily basis, senior management is informed each month through the ALCO and the board of directors is informed each quarter. Special importance is placed on the Bank's liquidity position by presenting an analysis of measurements of concentration, performance, premiums paid and/or other relevant variables.

Monitoring Funding Sources

Monitoring of variations in the stock of short-term funding such as time and demand deposits for each of the segments represents a key variable in monitoring the Bank's liquidity. Identifying abnormal volatilities in these funding sources enables the Bank to quickly foresee possible undesired liquidity problems and thus to suggest action plans for managing them.

During 2014, different strategies were implemented to diversify liabilities, including: diversifying time deposits, expanding stable funding sources such as on-line time deposits by individuals and issuing bonds.

These strategies enabled the Bank to continue to improve its funding structure, providing more stable funding.

Survival Horizon under Individual Stress

As a function of stressed maturities and renewal ratios, days of survival are estimated based on projected liquidity needs and the portfolio of available liquid assets. Based on these scenarios, any significant deviation is studied to determine whether action plans need to be implemented.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Stress Tests

Stress testing is a tool that complements the analysis of liquidity risk management as it enables the Bank to know its ability to respond in the event of extreme illiquid conditions and to trigger its contingency plans, if necessary, to address such conditions.

In particular, three types of scenarios are modeled:

•
Individual Crisis: the financial system losses confidence in the Bank, which translates into important withdrawals from demand accounts, decreases in deposits and bond investments by customers and penalties to its funding rates.

•
Systemic Crisis: Local weakening of financial and credit conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, massive outflows of capital, increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

•
Global Crisis: Global weakening of financial, credit and economic conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, decreased exposure to credit risk (replaced by sovereign risk), increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

Regulatory Monitoring

In accordance with chapter III B.2 from the Chilean Central Bank and chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions, the Bank must measure and control its liquidity position based on the difference between cash flows payable from liability and expense accounts and cash flows receivable from asset and income accounts for a given period or time band, which is called maturity mismatch.

This measurement is determined for controlling the liquidity position of the Bank itself and of its subsidiaries. The maturity mismatch calculation is carried out separately for domestic and foreign currency, setting limits based on capital and cash flows accumulated at 30 and 90 days:

•	The maturity mismatch in all currencies for periods less than or equal to 30 days must be less than or equal to the Bank's basic capital.
•	The maturity mismatch in foreign currencies for periods less than or equal to 30 days must be less than or equal to the Bank's basic capital.
•	The maturity mismatch in all currencies for periods less than or equal to 90 days must be less than or equal to twice the Bank's basic capital.

In full compliance with the Chilean Central Bank and the Superintendency of Banks and Financial Institutions, CorpBanca's board of directors approved a policy to measure and control its liquidity position based on maturity mismatches on an adjusted basis with a 10% cushion with respect to the regulatory limit.

The table below shows the use of internal mismatch limits as of March 2015 and some consumption statistics for the year.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Figures 27, 28 and 29 show the evolution of consumption for each limit in 2015.

30-Day Mismatch - All Currencies [MCh$]
2,000,000
1,500,000
1,000,000
500,000
-
-500,000
-1,000,000
2-ene
9-ene
16-ene
23-ene
30-ene
6-feb
13-feb
20-feb
27-feb
6-mar
13-mar
20-mar
27-mar
Position
Limit

FIGURE 27: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 30 DAYS DURING 2015

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

30-Day Mismatch - Foreign Currency [MCh$]
2,000,000
1,500,000
1,000,000
500,000
-
-500,000
-1,000,000
2-ene
9-ene
16-ene
23-ene
30-ene
6-feb
13-feb
20-feb
27-feb
6-mar
13-mar
20-mar
27-mar
Position
Limit

FIGURE 29: EVOLUTION OF CONSOLIDATED MISMATCH IN FOREIGN CURRENCIES AT 30 DAYS DURING 2015

In the Colombian market, the regulatory measurement known as the standard LRI model measures 7 and 30-day liquidity gaps. It allows entities to quantify the level of minimum liquid assets, in domestic and foreign currency, that they should maintain each day in order to, at a minimum, meet their payment obligations fully and on time. Entities must be capable of measuring and forecasting

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

the cash flows of their assets, liabilities, off-balance sheet positions and derivative instruments for different time horizons in both normal scenarios and crisis scenarios where cash flows vary significantly from expectations as a result of unforeseen changes in markets, the entity or both. The following tables show the evolution of the 7 and 30 day liquidity gaps in Colombia in 2015.

Consolidated 7-Day LRI Colombia [MCh$]
700000
600000
500000
400000
300000
200000
100000
0
02-01-2015
09-01-2015
16-01-2015
23-01-2015
30-01-2015
06-02-2015
13-02-2015
20-02-2015
27-02-2015
06-03-2015
13-03-2015
20-03-2015
27-03-2015
7-day LRI
7-day LRI limit

FIGURE 30: CONSOLIDATED 7-DAY LIQUIDITY GAP 2015 COLOMBIA

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Consolidated 30-Day LRI Colombia [MCh$]
450,000.00
400,000.00
350,000.00
300,000.00
250,000.00
200,000.00
150,000.00
100,000.00
50,000.00
-
02-01-2015
09-01-2015
16-01-2015
23-01-2015
30-01-2015
06-02-2015
13-02-2015
20-02-2015
27-02-2015
06-03-2015
13-03-2015
20-03-2015
27-03-2015
30-day LRI
30-day LRI limit

FIGURE 31: CONSOLIDATED 30-DAY LIQUIDITY GAP 2014 COLOMBIA

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Operational Risk

a)     Roles and Responsibilities

Board of Directors

The board of directors must ensure that the mechanisms used to manage operational risk, as well as the definition of roles and responsibilities (established in this policy) are in accordance with guidelines outlined by the Bank's shareholders.

Operational Risk and Information Security Committee

This committee is responsible for maintaining visibility regarding and commitment to operational risk management at the highest level of authority.

Operational Risk Management Area

The mission of this area is to define, promote, implement and monitor the framework for operational risk management, which should be in line with the Bank's focus, objectives and strategic goals.

Division Managers

Division managers are responsible for managing operational risks within their respective divisions. Their responsibilities include:

- Implementing operational risk policy in their respective business units.
- The most important operational risk management responsibilities of each division include:
- Identifying risks.
- Valuing risks (both qualitatively and quantitatively).
- Improving risks.
- Providing direct support for operational risk monitoring within the business unit.

b)     Operational Risk Management Process

The operational risk management model for CorpBanca and subsidiaries includes the following activities or functions:

c)     Creation of Risk Culture

Training and Communication

Ongoing training and communication regarding the threats facing the business, together with business-focused training, are crucial to achieving objectives. Evaluations of operational risk are based on identifying threats to the business process, the impact of those threats and the subsequent evaluation of controls to mitigate operational risk.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

ii)           Evaluation

Evaluations of operational risk are based on identifying threats to the business process, the impact of those threats and the subsequent evaluation of controls to mitigate risk.

iii)          Improvements

Each division manager must ensure that operational risks are reviewed regularly and that the proper measures are taken.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

NOTE 31 - EVENTS AFTER THE REPORTING PERIOD

CORPBANCA CORREDORES DE SEGUROS S.A.

In an ordinary shareholders’ meeting held on April 14, 2015, the following individuals were reelected to the company's board of directors:

Richard Kouyoumdjian Inglis
Américo Becerra Morales
Francisco Guzmán Bauza
Pablo de la Cerda Merino
Oscar Cerda Urrutia

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2015 and 2014 and December 31, 2014

Between July 1, 2013, and April 30, 2015, the date of issuance of these financial statements, there have been no other subsequent events that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Fernando Massu Taré
Chief Accountant	Chief Executive Officer